SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 27 June 2008
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc
By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 27 June 2008
National Grid plc hereby furnishes to the U.S. Securities and Exchange Commission (Commission), financial statement information reported on Form 6-K for Niagara Mohawk Power Corporation and subsidiary companies (Niagara Mohawk), its indirect wholly owned US subsidiary. This Form 6-K is being furnished to the Commission solely to comply with the requirements of Section 4.03 of a Senior Notes Indenture dated June 30, 1998 (Indenture) relating to Niagara Mohawk’s outstanding 7 3/4% Series of Senior Notes (Senior Notes), which are described in Note E — Long-term debt. Form 6-K will cease immediately upon the repayment of the Senior Notes on October 1, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
Niagara Mohawk Power Corporation:
In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, of comprehensive income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of Niagara Mohawk Power Corporation and its subsidiaries (Niagara Mohawk) at March 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Niagara Mohawk’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America and the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note H to the financial statements, Niagara Mohawk changed the manner in which it accounts for pension and postretirement benefit plans effective March 31, 2007 in accordance with Financial Accounting and Standards Board Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP
New York, New York
June 27, 2008

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Consolidated Statements of Operations
(In thousands of dollars)

	For the Years Ended March 31,
	2008	2007	2006

Operating revenues:
Electric	$3,378,648	$3,256,621	$3,306,942
Gas	876,154	875,034	1,037,081

Total operating revenues	4,254,802	4,131,655	4,344,023

Operating expenses:
Purchased electricity	1,411,565	1,389,893	1,464,626
Purchased gas	583,626	582,802	741,419
Other operation and maintenance	850,695	792,795	717,745
Depreciation and amortization	217,372	209,552	203,994
Amortization of stranded costs and rate plan deferrals	488,668	416,920	266,816
Other taxes	206,034	210,731	209,553
Income taxes	92,233	120,943	190,194

Total operating expenses	3,850,193	3,723,636	3,794,347

Operating income	404,609	408,019	549,676
Other income (deductions), net	(2,696)	(5,041)	(7,758)

Operating and other income	401,913	402,978	541,918

Interest:
Interest on long-term debt	86,869	101,265	138,415
Interest on debt to associated companies	75,417	85,956	75,358
Other interest	36,568	26,180	11,069

Total interest expense	198,854	213,401	224,842

Net income	203,059	189,577	317,076

Dividends on preferred stock	1,484	1,626	1,626

Income available to common shareholder	$201,575	$187,951	$315,450

Consolidated Statements of Comprehensive Income
(In thousands of dollars)

	For the Years Ended March 31,
	2008	2007	2006

Net income	$203,059	$189,577	$317,076
Other comprehensive income (loss), net of taxes:
Unrealized gains (losses) on securities	(1,243)	585	(337)
Hedging activity	(57)	(17,526)	4,009
Change in additional minimum pension liability	—	(70)	358
Amortization of postretirement costs	151	—	—
Reclassification adjustment for gains (losses) included in net income	14,293	21,769	(21,807)

Total other comprehensive income (loss)	13,144	4,758	(17,777)

Comprehensive income	$216,203	$194,335	$299,299

Per share data is not relevant because Niagara Mohawk’s common stock is wholly-owned by Niagara Mohawk Holdings, Inc.
The accompanying notes are an integral part of these financial statements.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Consolidated Statements of Retained Earnings
(In thousands of dollars)

	For the Years Ended March 31,
	2008	2007	2006

Retained earnings at beginning of period	$976,688	$788,737	$473,287
Adoption of new accounting standard FIN 48	(8,393)	—	—

Adjusted balance at beginning of period	968,295	788,737	473,287
Net income	203,059	189,577	317,076
Dividends on preferred stock	(1,484)	(1,626)	(1,626)

Retained earnings at end of period	$1,169,870	$976,688	$788,737

The accompanying notes are an integral part of these financial statements.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Consolidated Balance Sheets
(In thousands of dollars)

	March 31,	March 31,
	2008	2007

ASSETS
Utility plant, at original cost:
Electric plant	$6,101,860	$5,854,677
Gas plant	1,675,667	1,617,848
Common plant	292,518	288,837

Total utility plant	8,070,045	7,761,362
Less: Accumulated depreciation and amortization	2,446,947	2,320,023

Net utility plant	5,623,098	5,441,339

Goodwill	1,291,911	1,242,461
Other property and investments	47,658	47,506

Current assets:
Cash and cash equivalents	19,566	15,746
Restricted cash	4,841	37,648
Accounts receivable (less reserves of $154,236 and $126,619, respectively, and including receivables from associated companies of $13,522 and $10,232, respectively)	648,660	670,548
Materials and supplies, at average cost:
Gas storage	6,646	4,277
Other	28,035	27,926
Derivative instruments	30,814	7,945
Prepaid taxes	73,861	75,573
Current deferred income taxes	110,715	107,774
Regulatory asset – swap contracts	51,119	221,540
Other	15,389	14,595

Total current assets	989,646	1,183,572

Regulatory and other non-current assets:
Regulatory assets:
Merger rate plan stranded costs	1,892,944	2,220,179
Swap contracts regulatory asset	—	46,500
Regulatory tax asset	97,991	100,765
Deferred environmental restoration costs	439,833	397,407
Pension and postretirement benefit plans	1,098,294	1,028,129
Loss on reacquired debt	44,430	51,975
Other	244,830	380,313

Total regulatory assets	3,818,322	4,225,268
Other non-current assets	34,505	26,609

Total regulatory and other non-current assets	3,852,827	4,251,877

Total assets	$11,805,140	$12,166,755

The accompanying notes are an integral part of these financial statements.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Consolidated Balance Sheets
(In thousands of dollars)

	March 31,	March 31,
	2008	2007

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stockholder’s equity:
Common stock ($1 par value)	$187,365	$187,365
Authorized - 250,000,000 shares
Issued and outstanding - 187,364,863 shares
Additional paid-in capital	2,913,140	2,913,384
Accumulated other comprehensive income (loss)	13,086	(58)
Retained earnings	1,169,870	976,688

Total common stockholder’s equity	4,283,461	4,077,379
Preferred equity:
Cumulative preferred stock ($100 par value, optionally redeemable)	28,963	41,170
Authorized - 3,400,000 shares
Issued and outstanding - 289,630 and 411,715 shares, respectively
Long-term debt	649,405	1,249,194
Long-term debt to affiliates	1,200,000	1,200,000

Total capitalization	6,161,829	6,567,743

Current liabilities:
Accounts payable (including payables to associated companies of $39,726 and $37,767, respectively)	345,277	330,976
Customers’ deposits	33,805	37,819
Accrued interest	49,314	56,625
Accrued taxes	27,752	30,343
Short-term debt to affiliates	291,700	395,300
Current portion of liability for swap contracts	51,119	221,540
Current portion of long-term debt	600,000	200,000
Other	77,340	105,886

Total current liabilities	1,476,307	1,378,489

Non-current liabilities:
Accumulated deferred income taxes	1,596,685	1,694,047
Liability for swap contracts	—	46,500
Employee pension and other benefits	805,239	996,006
Liability for environmental remediation costs	439,833	397,407
Nuclear fuel disposal costs	165,156	158,196
Cost of removal regulatory liability	369,111	350,073
Deferred credits related to income taxes	168,234	—
Regulatory liabilities	485,025	439,809
Other	137,721	138,485

Total other non-current liabilities	4,167,004	4,220,523

Commitments and contingencies	—	—

Total capitalization and liabilities	$11,805,140	$12,166,755

The accompanying notes are an integral part of these financial statements.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Consolidated Statements of Cash Flows
(In thousands of dollars)

	For the Years Ended March 31,
	2008	2007	2006

Operating activities:
Net income	$203,059	$189,577	$317,076
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	217,372	209,552	203,994
Amortization of stranded costs and rate plan deferrals	488,668	416,920	266,816
Provision for deferred income taxes	(81,819)	147,843	103,474
Changes in operating assets and liabilities:
Net accounts receivable	21,888	(16,896)	(82,100)
Materials and supplies	(2,478)	12,729	(23,695)
Accounts payable and accrued expenses	(20,395)	66,986	(1,194)
Prepaid/accrued interest and taxes	56,292	(160,263)	88,984
Pension and other postretirement benefits	(284,092)	(99,623)	11,708
Other, net	68,565	6,691	(141,464)

Net cash provided by operating activities	667,060	773,516	743,599

Investing activities:
Construction additions	(378,984)	(339,080)	(269,941)
Change in restricted cash	32,807	28,745	(59,026)
Other investments	(159)	(363)	8,023
Other, net	631	2,307	(58,084)

Net cash used in investing activities	(345,705)	(308,391)	(379,028)

Financing activities:
Dividends paid on preferred stock	(1,484)	(1,626)	(1,626)
Reductions in long-term debt	(200,000)	(275,000)	(550,420)
Redemption of preferred stock	(12,451)	—	—
Net change in short-term debt to affiliates	(103,600)	(183,600)	178,400

Net cash used in financing activities	(317,535)	(460,226)	(373,646)

Net increase (decrease) in cash and cash equivalents	3,820	4,899	(9,075)
Cash and cash equivalents, beginning of period	15,746	10,847	19,922

Cash and cash equivalents, end of period	$19,566	$15,746	$10,847

Supplemental disclosures of cash flow information:

Interest paid	$212,141	$224,481	$244,499
Income taxes paid (received)	$104,382	$120,181	$(16,210)

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations: Niagara Mohawk was organized in 1937 under the laws of New York State and is engaged principally in the regulated energy delivery business in New York State. The Company provides electric service to approximately 1,620,000 electric customers in the areas of eastern, central, northern and western New York and sells, distributes and transports natural gas to approximately 576,000 gas customers in areas of central, northern and eastern New York.
Basis of Presentation: Niagara Mohawk is subject to regulation by the New York State Public Service Commission (PSC) and the Federal Energy Regulatory Commission (FERC) with respect to its rates for service under a methodology that establishes prices based on Niagara Mohawk’s costs. Niagara Mohawk’s accounting policies conform to generally accepted accounting principles in the United States of America (GAAP), including the accounting principles for rate-regulated entities with respect to Niagara Mohawk’s transmission, distribution and gas operations (regulated business), and are in accordance with the accounting requirements and ratemaking practices of the regulatory authorities.
Basis of Consolidation: Niagara Mohawk is a wholly-owned subsidiary of Niagara Mohawk Holdings, Inc. (Holdings), which is wholly-owned by National Grid USA (National Grid). National Grid is a wholly owned subsidiary of National Grid plc (formerly known as National Grid Transco plc). National Grid acquired and merged with Holdings in January 2002.
The accompanying Consolidated Financial Statements reflect the results of operations, comprehensive income, retained earnings, financial position and cash flows of Niagara Mohawk and its subsidiaries. Inter-company balances and transactions have been eliminated.
Niagara Mohawk is affiliated with certain other US subsidiaries of National Grid. The New England affiliates are New England Power Company, The Narragansett Electric Company, Massachusetts Electric Company, Nantucket Electric Company, Granite State Electric Company, New England Hydro-Transmission Electric Company, Inc., New England Hydro-Transmission Corporation, New England Hydro Finance Company, Inc. and National Grid USA Service Company, Inc. (Service Company). Due to the recent acquisition discussed below, Niagara Mohawk is also affiliated with certain subsidiaries of KeySpan Corporation (KeySpan) including its service companies.
Acquisition: Following an extensive approval process, National Grid plc, the ultimate parent of Niagara Mohawk, completed the acquisition of KeySpan on August 24, 2007 for consideration of $7.5 billion together with the assumption of approximately $4.5 billion of debt.
See Note B — Rate and Regulatory Issues for further discussion regarding merger synergy savings.
Approvals were received from both National Grid plc and KeySpan shareholders and from a number of governmental and regulatory bodies, including the Federal Trade Commission in respect of the Hart-Scott-Rodino Antitrust Improvements Act, the Committee on Foreign Ownership in the US, the FERC, the New Hampshire Public Utilities Commission and the PSC. National Grid plc and KeySpan also reached an amended agreement with the Long Island Power Authority, which was approved by the comptroller of New York.
The acquisition of KeySpan has significantly expanded National Grid plc’s operations in the northeastern US as KeySpan was the fifth largest distributor of natural gas in the US and the largest in the northeast US, serving 2.6 million customers in New York, Massachusetts and New Hampshire. KeySpan also operated an electricity transmission and distribution network serving 1.1 million customers in New York under a long-term contract with the Long Island Power Authority. KeySpan’s other interests included 2.5 GW of merchant electricity generation and 4.1 GW of contracted electricity generation, together with a small portfolio of non-regulated, energy-related services, and strategic investments in certain gas pipeline, storage and liquefied natural gas assets.
Goodwill: The acquisition of Niagara Mohawk was accounted for by the purchase method, the application of which, including the recognition of goodwill, was recorded on the books of Niagara Mohawk, the most significant subsidiary of Holdings. The merger transaction resulted in approximately $1.2 billion of goodwill. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” Niagara Mohawk reviews its goodwill annually for impairment and when events or circumstances indicate that the asset may be impaired. Niagara Mohawk utilized a discounted cash flow approach incorporating its most recent business plan forecasts in the performance of the annual goodwill impairment test. The result of the annual analysis determined that no adjustment to the goodwill carrying value was required. Niagara Mohawk recorded an adjustment to goodwill during the current fiscal year of $49 million upon adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” related to the pre-merger period in fiscal year 2008. See Note G — Income Taxes.
Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Utility Plant: The cost of additions to utility plant and replacements of retirement units of property are capitalized. Costs include direct material, labor, overhead and Allowance for Funds Used During Construction (AFUDC) (see below). Replacement of minor items of utility plant and the cost of current repairs and maintenance are charged to expense. Whenever utility plant is retired, its original cost, together with the cost of removal, less salvage, is charged to accumulated depreciation.
AFUDC: Niagara Mohawk capitalizes AFUDC as part of construction costs. AFUDC is capitalized in “Utility plant” with offsetting cash credits to “Other interest” and non-cash credits to “Other income (deductions), net” on the Consolidated Statement of Operations. This method is in accordance with an established rate-making practice under which a utility is permitted a return on, and the recovery of, prudently incurred capital costs through their ultimate inclusion in rate base and in the provision for depreciation. AFUDC rates are determined in accordance with FERC and PSC regulations. The average AFUDC rates in effect at March 31, 2008 and 2007 were 4.98% and 5.23%, respectively. AFUDC is segregated into its two components, borrowed funds and other funds, and is reflected in the “Other interest” and “Other income (deductions)” sections, respectively, in Niagara Mohawk’s Consolidated Statements of Operations.
The amounts of AFUDC credits were recorded as follows:

	Fiscal Years Ended March 31,
(In thousands of dollars)	2008	2007	2006

Other income (deductions)	$—	$—	$—
Other interest	3,507	2,176	2,040

Depreciation: For accounting and regulatory purposes, Niagara Mohawk’s depreciation is computed on the straight-line basis using the average service lives. Niagara Mohawk performs depreciation studies to determine service lives of classes of property and adjusts the depreciation rates when necessary.
The weighted average service life, in years, for each asset category is presented in the table below:

	Fiscal Years Ended March 31,
	2008	2007	2006

Asset Category:
Electric	36	37	34
Gas	44	43	42
Common	22	20	20

Revenues: Niagara Mohawk bills its customers on a monthly cycle basis at approved tariffs based on energy delivered and a minimum customer service charge. Revenues are determined based on these bills plus an estimate for unbilled energy delivered between the cycle billing date and the end of the accounting period. The unbilled revenues included in accounts receivable at March 31, 2008 and 2007 were approximately $165 million and $170 million, respectively.
Niagara Mohawk recognizes changes in accrued unbilled electric revenues in its results of operations. At March 31, 2008 and 2007, approximately $146 million and $152 million were recognized in results of operations. Pursuant to Niagara Mohawk’s 2000 multi-year gas settlement, changes in accrued unbilled gas revenues are deferred. At March 31, 2008 and 2007, approximately $19 million and $18 million, respectively, of unbilled gas revenues remain unrecognized in results of operations. Niagara Mohawk cannot predict when unbilled gas revenues will be allowed to be recognized in results of operations.
In August 2001, the PSC approved certain electric rate plan changes. The changes allowed for certain commodity-related costs to be passed through to customers beginning September 2001. At the same time, a transmission revenue adjustment mechanism was implemented which reconciles actual and rate forecast transmission revenues for pass-back to, or recovery from, customers. The commodity adjustment clause and the transmission revenue adjustment mechanism have remained in effect under the Merger Rate Plan (MRP) which became effective upon the closing of the merger on January 31, 2002.
The PSC approved a multi-year gas rate settlement agreement (as amended through Niagara Mohawk’s MRP and ended in December 2004 with Niagara Mohawk having the right to request a change in rates at any time, if needed) in July 2000 that included a provision for the continuation of a full gas cost collection mechanism, effective August 2000. This gas cost collection mechanism was originally reinstated in an interim agreement that became effective November 1999. The gas cost collection mechanism has continued under the MRP. Niagara Mohawk’s gas cost collection mechanism provides for the collection or pass-back of increases or decreases in purchased gas costs. On May 23, 2008, Niagara Mohawk filed for a $95 million rate increase for its 576,000 customer gas business with the PSC. This filing would represent the first delivery rate increase since 1996. The filing also includes proposals for revenue decoupling, expanded capital infrastructure investments, gas marketing and a new low income rate discount. The filing further reflects an 11% return on equity and a 50% debt and 50% equity capital structure. See Note B — Rate and Regulatory Issues.
Federal and State Income Taxes: Regulated federal and state income taxes are recorded under the provisions of FASB SFAS No. 109 “Accounting for Income Taxes.” Income taxes have been computed utilizing the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred investment tax credits are amortized over the useful life of the underlying property. Effective on April 1, 2007, Niagara Mohawk implemented FIN 48 which applies to all income tax positions reflected on Niagara Mohawk’s balance sheets that have been included in previous tax returns or are expected to be included in future tax returns. FIN 48 addresses the methodology to be used prospectively in recognizing, measuring and classifying the amounts associated with tax positions that are deemed to be uncertain, including related interest and penalties. See Note G — Income Taxes for the impact of the adoption of FIN 48.
Service Company Charges: the affiliated service companies have furnished services to Niagara Mohawk at the cost of such services since the merger with National Grid. These costs including operating costs and capital expenditures approximated $164 million and $149 million for the fiscal years ended March 31, 2008 and 2007, respectively.
Cash and Cash Equivalents: Niagara Mohawk considers all highly liquid investments, purchased with an original maturity of three months or less, to be cash and cash equivalents.
Restricted Cash: Restricted cash consists of margin accounts for hedging activity, health care claims deposits, New York State Department of Conservation securitization for certain site cleanup, mortgage lien release deposits and worker’s compensation premium deposits.
Derivatives: Niagara Mohawk accounts for derivative financial instruments under SFAS No. 133, “Accounting for Derivatives and Hedging Activities,” and SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities,” as amended. Under the provisions of SFAS No. 133, all derivatives except those qualifying for the normal purchase/normal sale exception are recognized on the balance sheet at their fair value. Fair value is determined using current quoted market prices when available. If a contract is designated as a cash flow hedge, the change in its market value is generally deferred as a component of other comprehensive income until the transaction it is hedging is completed. Conversely, the change in the market value of a derivative not designated as a cash flow hedge is deferred as a regulatory asset or liability as Niagara Mohawk has received approval from the PSC to establish a regulatory asset or liability for derivative instruments that did not qualify for hedge accounting and were the result of regulatory rulings. A cash flow hedge is a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability. To qualify as a cash flow hedge, the fair value changes in the derivative must be expected to offset 80% to 120% of the changes in fair value or cash flows of the hedged item. Niagara Mohawk will no longer apply cash flow hedge treatment for future transactions and will record the activity to a regulatory asset.
Comprehensive Income (Loss): Comprehensive income (loss) is the change in the equity of a company, not including those changes that result from shareholder transactions. While the primary component of comprehensive income (loss) is reported as net income or loss, the other components of comprehensive income (loss) relate to changes in SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Postretirement Plans,” deferred gains and losses associated with hedging activity, and unrealized gains and losses associated with certain investments held as available for sale. See Note C — Changes in Equity Accounts.
Power Purchase Agreements: Niagara Mohawk accounts for its power purchase agreements, which are not deemed to be derivatives or leases, as executory contracts. Niagara Mohawk assesses several factors in determining how to account for its power purchase contracts. These factors include:
•	the term of the contract compared to the economic useful life of the facility generating the electricity;

•	the involvement, if any, that Niagara Mohawk has in operating the facility;

•	the amount of any fixed payments Niagara Mohawk must make, even if the facility does not generate electricity; and

•	the level of control Niagara Mohawk has over the amount of electricity generated by the facility, and who bears the risk in the event the facility is unable to generate.
New Accounting Standards: In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure for uncertain tax positions taken or expected to be taken in income tax returns. The cumulative effect of applying the provision of this interpretation is required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. FIN 48 was effective for fiscal years beginning after December 15, 2006. Niagara Mohawk adopted FIN 48 on April 1, 2007. See Note G — Income Taxes for the impact of the adoption of the new standard on Niagara Mohawk’s financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value measurements in financial reporting. While the standard does not expand the use of fair value in any new circumstance, it has applicability to several current accounting standards that require or permit entities to measure assets and liabilities at fair value. This standard defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued two staff positions which amend SFAS No. 157. FASB Staff Position (FSP) SFAS No. 157-1 excludes the application of SFAS No. 157 for the purposes of lease classification under SFAS No. 13 “Accounting for Leases.” FSP SFAS No. 157-2 delays the adoption of SFAS No. 157 to fiscal years beginning after November 15, 2008, except for nonfinancial assets and nonfinancial liabilities recognized or disclosed at fair value on a recurring basis. Niagara Mohawk is currently evaluating the impact of this enhanced guidance and at this time cannot determine the full impact that the potential requirements may have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115.” This statement permits companies to choose to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Niagara Mohawk is evaluating the impact that the adoption of SFAS No. 159 will have on its financial statements.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements.” The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS No. 160 is not expected to have an impact on Niagara Mohawk’s financial statements.
In December 2007, the FASB issued SFAS No. 141(R), SFAS No. 141 (revised 2007), “Business Combinations,” which replaces SFAS No. 141, “Business Combinations.” SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling (minority) interests in an acquiree, and any goodwill acquired in a business combination or gain recognized from a bargain purchase. The impact to Niagara Mohawk of applying SFAS No. 141(R) for periods subsequent to implementation will be dependent upon the nature of any transactions within the scope of SFAS
No. 141(R).
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which is an amendment of SFAS No. 133. SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 will not have an impact on Niagara Mohawk’s financial statements.
Reclassifications: Certain amounts from prior fiscal years have been reclassified on the accompanying consolidated financial statements to conform to the fiscal 2008 presentation.
NOTE B — RATE AND REGULATORY ISSUES
General:
Niagara Mohawk’s financial statements conform to GAAP, including the accounting principles for rate-regulated entities with respect to its regulated operations. Niagara Mohawk applies the provisions of SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation.” In accordance with SFAS No. 71, Niagara Mohawk records regulatory assets (expenses deferred for future recovery from customers) and regulatory liabilities (revenues collected for future payment of expenses or for return to customers) on the balance sheet. Niagara Mohawk’s regulatory assets were approximately $3.9 billion and $4.4 billion as of March 31, 2008 and 2007, respectively. These regulatory assets are probable of recovery under the MRP and Gas Multi-Year Rate and Restructuring Agreement. Niagara Mohawk is earning a return on most of its regulatory assets under its MRP. Niagara Mohawk believes that the prices it will charge for electric service in the future, including the Competitive Transition Charges (CTCs), will be sufficient to recover and earn a return on the MRP’s stranded regulatory assets over their planned amortization periods, assuming no unforeseen reduction in load or bypass of the CTCs. Niagara Mohawk’s ongoing electric business continues to be rate-regulated on a cost-of-service basis under the MRP and, accordingly, Niagara Mohawk continues to apply SFAS No. 71 to it. In addition, Niagara Mohawk’s Independent Power Producer (IPP) contracts, and the Purchase Power Agreements entered into when Niagara Mohawk exited the power generation business, continue to be the obligations of the regulated business.
In the event Niagara Mohawk determines, as a result of lower than expected revenues and (or) higher than expected costs, that its net regulatory assets are not probable of recovery, it can no longer apply the principles of SFAS No. 71 and would be required to record an after-tax, non-cash charge against income for any remaining regulatory assets and liabilities. If Niagara Mohawk could no longer apply SFAS No. 71, the resulting charge would be material to Niagara Mohawk’s reported financial condition and results of operations.
Niagara Mohawk noted no such changes in the regulatory environment that would cause a change in the financial condition and results of operations.
The following table details the various categories of regulatory assets and liabilities:

At March 31 (in thousands of dollars)	2008	2007

Regulatory liabilities included in other accrued expenses:
Rate adjustment mechanisms	$(5,380)	$(4,948)

Current portion of regulatory assets:
Swap contracts	51,119	221,540

Total net regulatory assets current	45,739	216,592

Regulatory assets:
Merger rate plan stranded costs	1,892,944	2,220,179
Swap contracts	—	46,500
Regulatory tax asset	97,991	100,765
Deferred environmental restoration costs	439,833	397,407
Pension and postretirement benefit plans	1,098,294	1,028,129
Loss on reacquired debt	44,430	51,975
Other	244,830	380,313

Regulatory liabilities:
Cost of removal reserve	(369,111)	(350,073)
Stranded costs and CTC related	(82,483)	(82,414)
Postretirement benefit	(25,552)	(25,552)
Medicare Act tax benefit deferral	(55,356)	(39,171)
Economic development fund	(17,826)	(12,555)
Unbilled gas revenue	(17,952)	(17,052)
Environmental insurance proceeds	(8,354)	(10,904)
Other	(277,502)	(252,161)

Total net regulatory assets non-current	2,964,186	3,435,386

Net regulatory assets	$3,009,925	$3,651,978

The following table shows the various categories of regulatory assets and liabilities by segment:

At March 31 (in thousands of dollars)	2008	2007

Regulatory liabilities included in other accrued expenses:
Gas	$(5,380)	$(4,948)

Current portion of regulatory assets:
Electric	51,119	221,540

Total net regulatory assets current	45,739	216,592

Regulatory assets:
Electric	3,345,868	3,845,052
Gas	472,454	380,216

Regulatory liabilities:
Electric	(693,626)	(635,330)
Gas	(160,510)	(154,552)

Total net regulatory assets non-current	2,964,186	3,435,386

Net regulatory assets	$3,009,925	$3,651,978

Deferral Audit:
Under its MRP, the Company is authorized to recover actual amounts deferred under the plan for each two-year period, as well as deferrals projected to accrue over the subsequent two-year period that are in excess of a $100 million threshold. The deferrals are subject to regulatory review and approval. On July 29, 2005, the Company made its biannual deferral account recovery filing for balances in the deferral account as of June 30, 2005 plus projected deferrals. On December 27, 2005, the PSC approved recovery of deferral account amounts of $100 million in calendar year 2006 and $200 million in calendar year 2007, and established a timeline for the Department of Public Service Staff (Staff) to perform its audit of the deferral account. For 2006, the deferral surcharge was included in rates beginning in April and the $100 million was collected over the last nine months of the 2006 calendar year. The Staff filed testimony on August 2, 2006, proposing in excess of $200 million of initial adjustments to the deferral balance and projected deferrals. After replies from the Staff and the Company, an evidentiary hearing was held on October 5, 2006. Upon the conclusion of the evidentiary hearings, the Company and the Staff agreed to enter into non-binding mediation discussions before an administrative law judge from the PSC in an attempt to resolve some or all of the amounts remaining in dispute.
Through the mediation process, the Company, the Staff, and Multiple Intervenors (Parties), reached a resolution of the disputed issues presented in the deferral account case as well as other cases pending before the Commission regarding pension costs, the costs of enhanced inspections of the transmission and distribution system, and the sale of the Nine Mile Point nuclear generating facilities. A Stipulation of the Parties (Stipulation) setting forth the resolution of these issues was executed and filed with the Commission on March 23, 2007. A hearing on the Stipulation was held before the PSC’s administrative law judge on May 17, 2007.
Under the Stipulation, the Company had agreed to a net reduction of the deferral account balance of approximately $127 million. This includes reclassifications from the deferral account to other balance sheet accounts of approximately $64 million. It also includes a reduction to the deferral account balance as of February 28, 2007 and decrease to earnings before income taxes of approximately $63 million. These adjustments include impacts to related gas deferral balances. The significant issues resolved under the Stipulation include:
—	The Company will cease seeking to recover most disputed station service lost revenues. This resulted in a reduction to the deferral account and pre-tax earnings as of February 28, 2007 of $68 million. The impact of the settlement on future revenues depends on the usage by generators and prospective adjustments to delivery rates that are dependent in part on commodity prices. We currently estimate a reduction in revenues of about $9 million to $12 million per year through December 31, 2011 which is the end of the MRP.

—	The Parties agreed to the method of determining incremental major storm costs related primarily to the treatment of third party contractor costs and costs incurred by affiliates during storm restoration efforts. The definition of a major storm was also clarified under the Stipulation. Storm related adjustments resulted in a reduction of $10 million to the deferral account and pre-tax earnings.

—	The Parties agreed to the method of determining deferrable incremental costs associated with the Company’s ongoing stray voltage inspection and testing program resulting in a reduction to the deferral account and pre-tax earnings of $4 million.

—	The Parties agreed to the method for capitalizing fringe benefit overhead costs associated with the Company’s fixed asset construction activities. This resulted in a decrease to utility plant of $17 million, an increase to the deferral account of $11 million, and a reduction in pre-tax earnings of $6 million.

—	The Company is allowed to recover 50% of pension settlement losses that it incurred in fiscal years 2007 and 2004. This resulted in an increase to the deferral account and pre-tax earnings of $23 million related to fiscal 2007 and 2004 pension settlement losses.

—	Although it has no impact on past or future rates, the Company will exclude goodwill from any future earnings sharing filings and other filings made with the PSC.
Certain deferral account balances as of June 30, 2005 remain subject to audit by the Staff. The Stipulation also clarifies going forward procedures for recording, reporting and auditing of certain other deferrals authorized for recovery. The Staff will audit future biannual deferral account filings made pursuant to the MRP, however the Parties have agreed that the amount of deferral recoveries in calendar year 2008 and 2009 will not exceed the $200 million level. Any deferrals in excess of this recovery level would be subject to recovery after 2009.
Third CTC reset and Deferral Account filings:
The biannual deferral account filing included in the third CTC reset was made on August 1, 2007 for deferral balances as of June 30, 2007 and projected deferrals through December 31, 2009. Any differences in the final deferral from balances authorized to be reflected in rates and the approved recovery level would be reflected in the next CTC reset filing and resulting rates to customers that take effect after 2009. A PSC order establishing the amount of deferral account recovery that will be reflected in the rates during 2008-2009 was approved on December 17, 2007 at $124 million per calendar year. This represents a reduction in rates charged to customers of $76 million per year from the $200 million per year previously being collected under rates approved in the second CTC reset proceeding.
On October 22, 2007, Niagara Mohawk made a compliance filing with the PSC regarding the implementation of the Follow-on Merger Credit associated with the acquisition by National Grid plc of KeySpan. In its compliance filing, Niagara Mohawk calculated the share of the KeySpan Follow-on Merger savings allocable to Niagara Mohawk for the period from September 2007 through December 2011 to be approximately $40 million. Niagara Mohawk subsequently agreed, in its comments filed in the Third CTC Reset proceeding on October 31, 2007, to adjust rates submitted in its August 1, 2007 CTC Reset filing to reflect a proposal by the parties in that proceeding to accelerate the KeySpan Follow-on Merger Credit allocable to Niagara Mohawk’s electric customers. This proposal was approved by the PSC in December 2007 and has resulted in a credit being applied for the benefit of electric customers over the next two years equal to the net present value of the KeySpan Follow-on Merger Credit that otherwise would have been credited to Niagara Mohawk electric customers over the four remaining years of the MRP. On May 29, 2008, however, the PSC issued its decision with respect to Niagara Mohawk’s October 22, 2007 compliance filing rejecting Niagara Mohawk’s proposed amount and requiring a Follow-on Merger Credit of $52 million for the August 24, 2007 through December 2011 period. Niagara Mohawk has submitted a letter to the PSC stating that it intends to seek rehearing of the order. The PSC has also issued a notice on June 25, 2008 seeking additional comment on two Follow-on Merger savings issues that were not addressed in the compliance filing. In the notice, the Commission asked for comments on a staff position that Niagara Mohawk should be crediting an additional $35 million of synergy savings to electric and gas customers. Niagara Mohawk disagrees with the staff position.
Service Quality Penalties:
In connection with its MRP, Niagara Mohawk is subject to maintaining certain service quality standards. Service quality measures focus on eleven categories including safety targets related to gas operations, electric reliability measures related to outages, residential and business customer satisfaction, meter reads, customer call response times, and administration of the Low-Income Customer Assistance Program. If a prescribed standard is not satisfied, Niagara Mohawk may incur a penalty, with the penalty amount applied as a credit or refund to customers.
The MRP includes provisions related to frequency and duration of outages that causes the annual $4.4 million penalty associated with these standards to be doubled under certain circumstances when penalties have been incurred in the current year and two of the last four years. In calendar year 2006, Niagara Mohawk incurred a $4.4 million penalty related to outage frequency, which it recorded in fiscal year 2007. Similar penalties were incurred in the two prior years. Based on this performance and consistent with the terms of the MRP, the PSC on November 7, 2007 doubled the 2006 penalty associated with outage frequency to $8.8 million per year. In September 2007, the Commission also modified the MRP, in the context of the KeySpan merger proceeding, to add an additional incremental $4.4 million penalty exposure for each consecutive year Niagara Mohawk misses the target for a doubled penalty. This additional incremental penalty exposure resulted in a $13.2 million penalty for missing the outage frequency target for 2007.
Niagara Mohawk has recorded service quality penalty expenses of $14.2 million and $10.9 million for the twelve months ended March 31, 2008 and 2007, respectively.
Asset Condition and Capital Investment Plan:
On October 22, 2007, Niagara Mohawk filed with the PSC reports on its asset condition and capital investment plan for its electric transmission and distribution system. Niagara Mohawk’s plan involves significant investment in capital improvements over the projections initially included in its MRP. In the order approving the KeySpan merger, the PSC found that the rate impacts associated with certain incremental investments during the remaining period of the MRP would be limited to 50% of the total rate impact as ultimately determined by the PSC.
On December 21, 2007, Niagara Mohawk filed with the PSC a Petition for Special Ratemaking seeking authorization to defer for later rate recovery 50% of the revenue requirement impact during calendar year 2008 of specified capital programs and operating expenses that are directly associated with these programs. The amount of the requested deferral is projected to be approximately $5.2 million in calendar year 2008. Niagara Mohawk plans to request deferral recovery of 50% or more of the annual revenue requirement associated with certain capital investments and associated operating expenses through the end of 2011 at a later date.
Financial Protections:
Niagara Mohawk made a filing on November 19, 2007 proposing certain financial protections for Niagara Mohawk as required by the PSC in the order approving the KeySpan merger and made an additional filing with the PSC regarding these protections. The PSC adopted the protections in March 2008 which provide, among other things, for restrictions on the payment of common dividends if certain credit ratings are not maintained by Niagara Mohawk or National Grid plc; credits to Niagara Mohawk’s deferral account of any incremental increase in interest expense due to a decline in Niagara Mohawk’s bond rating; a prohibition with respect to certain types of cross-default provisions; and the implementation of a class of preferred stock having one share (the Golden Share), subordinate to any existing preferred stock, that would have voting rights which limit Niagara Mohawk’s right to commence any voluntary bankruptcy, liquidation, receivership or similar proceeding without the consent of such share of stock. Niagara Mohawk committed to seek authority from the PSC to establish the Golden Share within six weeks of the PSC’s approval of the petition of certain subsidiaries of KeySpan for the establishment of each of their respective Golden Shares which was also required by the PSC.
On January 31, 2008, Moody’s Investors Service said it has changed the outlook for National Grid plc and its subsidiaries, including Niagara Mohawk, to negative from stable following National Grid plc’s announcement that it will increase its dividend for 2007-08 by 15%.
Filing Requirements and Records Retention Audit:
On October 30, 2007, FERC issued an order directing its staff to audit Niagara Mohawk’s practices with respect to its compliance with FERC’s tariff and contract filing requirements and records retention requirements. The order comes out of a series of filings Niagara Mohawk made in 2007 for contracts that previously were viewed to be not FERC jurisdictional but were later determined to be FERC jurisdictional. Niagara Mohawk has responded to a number of audit data requests and FERC audit staff conducted a site visit in March 2008, through which Niagara Mohawk has had the opportunity to explain the issues and discuss the various improvement actions that have been implemented or are underway. The audit is anticipated to continue through the third calendar quarter of 2008. Although FERC may order refunds or civil penalties as sanctions in appropriate cases, the majority of audits of which Niagara Mohawk is aware have resulted in the imposition of compliance plans. Niagara Mohawk does not expect a material impact to the financial statements.

Gas Rate Plan Filing:
Niagara Mohawk filed with the PSC on May 23, 2008 for a $95 million rate increase in natural gas delivery rates. This filing would represent the first delivery rate increase since 1996. The filing includes a revenue decoupling proposal, a gas marketing program, a new rate for low-income customers and expanded capital infrastructure investments. The proposed $95 million rate increase would include recovery of $11 million of costs associated with an energy efficiency program proposal filed recently. The filing further reflects an 11% return on equity and a 50% debt and 50% equity capital structure. A decision is expected by the PSC in April 2009 at which point new rates would become effective if approved.
The following are description of major types of regulatory assets and liabilities:
Merger Rate Plan Stranded Costs: Under the MRP, a regulatory asset was established that included the costs of the Master Restructuring Agreement (MRA), the cost of any additional IPP contract buyouts and the deferred loss on the sale of Niagara Mohawk’s generation assets. The MRA represents the cost to terminate, restate or amend IPP contracts. Niagara Mohawk is also permitted to defer and amortize the cost of any additional IPP contract buyouts. Beginning February 1, 2002, the MRP stranded costs regulatory asset is being amortized unevenly over ten years with larger amounts being amortized in the latter years, consistent with projected recovery through rates.
Regulatory Tax Asset: The regulatory tax asset represents the expected future recovery from ratepayers of the tax consequences of temporary differences between the recorded book basis and the tax basis of assets and liabilities. This amount is primarily timing differences related to depreciation. These amounts are recovered and amortized as the related temporary differences reverse.
Deferred Environmental Restoration Costs: This regulatory asset represents deferred costs associated with Niagara Mohawk’s share of the estimated costs to investigate and perform certain remediation activities at hazardous waste sites with which it may be associated. Niagara Mohawk’s rate plans provide for specific rate allowances for these costs, with variances deferred for future recovery or pass-back to customers. Niagara Mohawk believes future costs, beyond the expiration of current rate plans, will continue to be recovered through rates.
Pension and Postretirement Benefit Plans: Excess costs of Niagara Mohawk’s pension and postretirement benefits plans over amounts received in rates are deferred to a regulatory asset to be recovered in a future period. This regulatory asset includes the deferral of the fair value adjustments to the pension and postretirement benefit plans other than pensions (PBOPs) as of the January 30, 2002 acquisition of Niagara Mohawk by National Grid. This deferral totaled $440 million at acquisition and is being amortized on a straight-line basis over the 10 years of the MRP. This amortization is included in the pension and PBOP deferral calculation as part of the costs that are compared to the recovery of such costs in rates. Niagara Mohawk has also recorded a regulatory asset as an offset to its SFAS No. 158 liability in the amounts of $473 million and $438 million at March 31, 2008 and 2007, respectively. For a discussion of SFAS No. 158 see Note H - Employee Benefits.
Loss on Reacquired Debt: The loss on reacquired debt regulatory asset represents the costs to redeem certain long-term debt securities which were retired prior to maturity. These amounts are amortized ratably as interest expense over the lives of the related issues in accordance with PSC directives.
Other: Included in the other regulatory assets is the accumulation of several miscellaneous regulatory deferrals, income earned on gas rate sharing mechanisms, the incentive earned on the sale of the fossil and hydro generation assets and certain New York Independent System Operator (NYISO) costs that were deferred for future recovery.
See Notes D, H and L for a discussion of regulatory asset accounts — Deferred environmental restoration costs, Pensions and postretirement benefits plans and derivatives, respectively.

NOTE C — CHANGES IN EQUITY ACCOUNTS
The following table details the components of accumulated other comprehensive income (loss) for the fiscal years ended March 31, 2008 and 2007:

	Unrealized			Total
	Gains (Losses)			Accumulated
	On Available-	Postretirement		Other
	for Sale	Benefit	Cash Flow	Comprehensive
(In thousands of dollars)	Securities	Liabilities	Hedges	Income (Loss)

March 31, 2006 balance, net of tax	$1,136	$(1,199)	$(4,753)	$(4,816)

Unrealized gains on securities	585	—	—	585
Hedging activity	—	—	(17,526)	(17,526)
Change in additional minimum pension liability	—	(70)	—	(70)
Reclassification adjustment for (loss) included in net income	(265)	—	22,034	21,769

March 31, 2007 balance, net of tax	$1,456	$(1,269)	$(245)	$(58)

Unrealized losses on securities	(1,243)	—	—	(1,243)
Hedging activity	—	—	(57)	(57)
Amortization of postretirement costs	—	151	—	151
Reclassification adjustment for gain (loss) included in net income	(222)	—	14,515	14,293

March 31, 2008 balance, net of tax	$(9)	$(1,118)	$14,213	$13,086

The deferred tax benefit (expense) on other comprehensive income for the following periods was:

	Fiscal Years Ended March 31,
(In thousands of dollars)	2008	2007	2006

Investment activities	$829	$(390)	$225
Hedging activities	38	11,684	(2,673)
Change in additional minimum pension liability	—	47	(239)
Adjustment to initially apply SFAS No. 158	—	—	—
Amortization of postretirement costs	(100)	—	—
Reclassification adjustment for gain (loss) included in net income	(9,529)	(14,513)	14,538

In addition to the change in accumulated other comprehensive income (loss), Niagara Mohawk recorded a $0.2 million decrease to additional paid in capital for a loss on the repurchase of shares of Niagara Mohawk’s preferred stock.

NOTE D — COMMITMENTS AND CONTINGENCIES
Long-Term Contracts for the Purchase of Electric Power: Niagara Mohawk has several types of long-term contracts for the purchase of electric power. Substantially all of these contracts require power to be delivered before Niagara Mohawk is obligated to make payment. Niagara Mohawk’s commitments under these long-term contracts, as of March 31, 2008, are summarized in the table below.

(In thousands of dollars)
Fiscal Years Ended	Estimated
March 31,	Payments

2009	$456,931
2010	369,199
2011	285,219
2012	247,407
2013	152,321
Thereafter	1,998,739

Niagara Mohawk purchases any additional energy to meet its load through the NYISO at market prices. For a detailed discussion of the financial swap agreements that Niagara Mohawk has entered into to hedge the costs of purchased electricity (which are not included in the table above), see Note K - Derivatives and Hedging Activities.
Gas Supply, Storage and Pipeline Commitments: In connection with its regulated gas business, Niagara Mohawk has long-term commitments with a variety of suppliers and pipelines to purchase gas commodity, provide gas storage capability and transport gas commodity on interstate gas pipelines.
The table below sets forth Niagara Mohawk’s estimated commitments at March 31, 2008 for each of the next five years and thereafter.

(In thousands of dollars)
Fiscal Years Ended		Gas Storage/
March 31,	Gas Supply	Pipeline

2009	$221,071	$50,853
2010	186,507	49,161
2011	181,372	49,161
2012	51,082	6,333
2013	—	3,269
Thereafter	—	3,251

With respect to firm gas supply commitments, the amounts are based upon volumes specified in the contracts giving consideration to the minimum take provisions. Commodity prices are based on New York Mercantile Exchange quotes and reservation charges, when applicable. Storage and pipeline capacity commitment amounts are based upon volumes specified in the contracts and represent demand charges priced in currently filed tariffs. At March 31, 2008, Niagara Mohawk’s firm gas supply commitments have varying expiration dates, the latest of which is October 2011. The gas storage and transportation commitments have varying expiration dates with the latest being October 2014.
Environmental Contingencies: The normal ongoing operations and historic activities of Niagara Mohawk are subject to various federal, state and local environmental laws and regulations. Like many other industrial companies, Niagara Mohawk’s transmission and distribution businesses use or generate some hazardous and potentially hazardous wastes and by-products. Under federal and state Superfund laws, potential liability for the historic contamination of property may be imposed on responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred.
The U.S. Environmental Protection Agency (EPA), New York Department of Environmental Conservation (DEC), as well as private entities have alleged that Niagara Mohawk is a potentially responsible party under state or federal law for the remediation of an aggregate of approximately 85 sites, including 45 which are Company-owned. Niagara Mohawk’s most significant liabilities relate to former manufactured gas plant (MGP) facilities formerly owned or operated by Niagara Mohawk. Niagara Mohawk is currently investigating and remediating, as necessary, those MGP sites and certain other properties under agreements with the EPA and DEC.
Niagara Mohawk believes that obligations imposed on Niagara Mohawk because of the environmental laws will not have a material result on operations or its financial condition. Niagara Mohawk’s MRP provides for the continued application of deferral accounting for variations in spending from amounts provided in rates related to these environmental obligations. As a result, Niagara Mohawk has recorded a regulatory asset representing the investigation, remediation and monitoring obligations it expects to recover from ratepayers.
Niagara Mohawk is pursuing claims against other potentially responsible parties to recover investigation and remediation costs it believes are the obligations of those parties. Niagara Mohawk cannot predict the success of such claims. As of March 31, 2008 and 2007, Niagara Mohawk had accrued liabilities related to its environmental obligations of $440 million and $397 million, respectively. The high end of the range of potential liabilities at March 31, 2008, was estimated at $580 million.
Nuclear Contingencies: As of March 31, 2008 and 2007, Niagara Mohawk has a liability of $165 million and $158 million, respectively, in non-current liabilities for the disposal of nuclear fuel irradiated prior to 1983. In January 1983, the Nuclear Waste Policy Act of 1982 (the Nuclear Waste Act) established a cost of $.001 per kilowatt-hour (kWh) of net generation for current disposal of nuclear fuel and provides for a determination of Niagara Mohawk’s liability to the U.S. Department of Energy (DOE) for the disposal of nuclear fuel irradiated prior to 1983. The Nuclear Waste Act also provides three payment options for liquidating such liability and Niagara Mohawk has elected to delay payment, with interest, until the year in which Constellation Energy Group Inc., which purchased Niagara Mohawk’s nuclear assets, initially plans to ship irradiated fuel to an approved DOE disposal facility. Progress in developing the DOE facility has been slow and it is anticipated that the DOE facility will not be ready to accept deliveries until at least 2010.
Plant Expenditures: Niagara Mohawk’s utility plant expenditures are estimated to be approximately $454 million in fiscal year 2009. At March 31, 2008, substantial commitments had been made relative to future planned expenditures. Generally construction expenditure levels are consistent from year to year. However, Niagara Mohawk has undertaken a Reliability Enhancement Program to improve performance and reliability. See Note B — Rate and Regulatory Issues for a discussion on the request for rate recovery of certain capital expenditures.

NOTE E — LONG-TERM DEBT
Long-term debt consisted of the following at March 31, 2008 and 2007:

Series	Rate %	Maturity	2008	2007
(In thousands of dollars)
Senior Notes: (1)
8 7/8%	8.875	May 15, 2007	$—	$200,000
7 3/4%	7.750	October 1, 2008	600,000	600,000
Tax exempt:
5.15% (2)	5.150	November 1, 2025	75,000	75,000
2013	Variable	October 1, 2013	45,600	45,600
2015	Variable	July 1, 2015	100,000	100,000
2023	Variable	December 1, 2023	69,800	69,800
2025	Variable	December 1, 2025	75,000	75,000
2026	Variable	December 1, 2026	50,000	50,000
2027	Variable	March 1, 2027	25,760	25,760
2027	Variable	July 1, 2027	93,200	93,200
2029	Variable	July 1, 2029	115,705	115,705
Notes Payable: (1)
NM Holdings Note	3.720	July 31, 2009	350,000	350,000
NM Holdings Note	3.830	June 30, 2010	350,000	350,000
NM Holdings Note	5.800	November 1, 2012	500,000	500,000
Unamortized discounts			(660)	(871)

Total long-term debt			2,449,405	2,649,194

Long-term debt due within one year			600,000	200,000

Total long-term debt, excluding current portion			$1,849,405	$2,449,194

(1)	Currently callable with make-whole provision

(2)	Fixed rate pollution control revenue bonds first callable November 1, 2008 at 102%
Substantially all of Niagara Mohawk’s operating properties are subject to mortgage liens securing its mortgage debt. Several series of First Mortgage Bonds were issued to secure a like amount of tax-exempt revenue bonds issued by the New York State Energy Research and Development Authority (NYSERDA). Approximately $575 million of such securities bear interest at short-term adjustable interest rates (with an option to convert to other rates, including a fixed interest rate) which averaged 4.36%, 3.41% and 3.20% for the fiscal years ended March 31, 2008, 2007 and 2006. The bonds are currently in the auction rate mode and are backed by bond insurance. Credit rating agencies have recently downgraded the ratings of the bond insurers. The resulting interest rate on the bonds revert to the maximum rate which depends on the current commercial paper rates and the senior secured rating of Niagara Mohawk or the bond insurer, whichever is greater. The effect on interest expense has not been material at this time. Pursuant to agreements between NYSERDA and Niagara Mohawk, proceeds from such issues were used for the purpose of financing the construction of certain pollution control facilities at Niagara Mohawk’s generation facilities (which Niagara Mohawk subsequently sold) or to refund outstanding tax-exempt bonds and notes.

The aggregate maturities of long-term debt for the five years subsequent to March 31, 2008, excluding capital leases, are approximately:

(In thousands of dollars)
Fiscal Years Ended
March 31,	Amount

2009	$600,000
2010	350,000
2011	350,000
2012	—
2013	500,000
Thereafter	650,065

Total	$2,450,065

The current portion of capital lease obligations is reflected in the ‘Current Liabilities — Other” line item on the Consolidated Balance Sheet and was approximately $0.6 million at March 31, 2008 and 2007. The non-current portion of capital lease obligations is reflected in the “Non-current liabilities — Other” line item on the Consolidated Balance Sheet and was approximately $3 million at March 31, 2008 and 2007.
At March 31, 2008 and 2007, Niagara Mohawk’s long-term debt, excluding intercompany debt, had a fair value of approximately $1.3 billion and $1.5 billion, respectively. The fair market value of Niagara Mohawk’s long-term debt was estimated based on the debts’ coupons and remaining lives along with the current interest rate conditions.
NOTE F — SHORT-TERM DEBT
Niagara Mohawk has regulatory approval from the FERC to issue up to $1 billion of short-term debt. Niagara Mohawk had short-term debt outstanding of $292 million and $395 million at March 31, 2008 and 2007, respectively, from affiliated companies. Niagara Mohawk participates with National Grid USA, and certain other National Grid USA affiliates, in a system money pool. The money pool is administered by the Service Company as the agent for the participants. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowings from the money pool bear interest at the higher of (i) the monthly average of the rate for high-grade, 30-day commercial paper sold through dealers by major corporations as published in The Wall Street Journal, or (ii) the monthly average of the rate then available to money pool depositors from an eligible investment in readily marketable money market funds or the existing short-term investment accounts maintained by money pool depositors or the Service Company during the period in question. In the event neither rate is one that is permissible for a transaction because of constraints imposed by the state regulatory commission having jurisdiction over a utility participating in the transaction, the rate is that which is permissible for the transaction as determined under the requirements of the state regulatory commission. Companies that invest in the money pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the money pool at any time without prior notice. The average interest rate for the money pool was 4.85%, 5.23% and 4.03% for fiscal years 2008, 2007 and 2006, respectively.
Niagara Mohawk had no short-term debt outstanding to third-parties at March 31, 2008 or 2007.

NOTE G — INCOME TAXES
Niagara Mohawk has joint and several liability for any potential assessments against the consolidated group.
Following is a summary of the components of federal and state income tax and reconciliation between the amount of federal income tax expense reported in the Consolidated Statements of Operations and the computed amount at the statutory tax rate:

	Year Ended March 31,
(In thousands of dollars)	2008	2007	2006

Components of federal and state income taxes:
Current tax expense (benefit):
Federal	$153,484	$(38,207)	$61,211
State	17,500	4,704	22,509

	170,984	(33,503)	83,720

Deferred tax expense:
Federal	(82,265)	131,607	89,908
State	446	16,236	13,566

	(81,819)	147,843	103,474

Total	$89,165	$114,340	$187,194

Total income taxes in the consolidated statements of operations:

Income taxes charged to operations	$92,233	$120,943	$190,194
Income taxes credited to “Other income (deductions)”	(3,068)	(6,603)	(3,000)

Total	$89,165	$114,340	$187,194

Reconciliation between federal income taxes and the tax computed at prevailing U.S. statutory rate on income before income taxes:

	Year Ended March 31,
(In thousands of dollars)	2008	2007	2006

Computed tax	$102,279	$106,371	$176,495

Increase (reduction) including those attributable to flow-through of certain tax adjustments:
Depreciation	15,940	13,599	10,225
Cost of removal	(9,210)	(6,861)	(7,298)
State income taxes	11,678	13,611	23,449
Accrual to return adjustment	(8,054)	(2,919)	(9,179)
Intercompany tax sharing	(10,021)	(69)	(231)
Debt premium and mortgage recording tax	(60)	(33)	3,298
E.S.O.P. dividends	(1,453)	—	—
Dividends exclusion — federal income tax returns	(170)	(148)	(148)
Medicare Act	(8,598)	(9,613)	(7,489)
Deferred investment tax credit reversal	(2,866)	(2,866)	(2,866)
Audit interest expense	2,433	3,782	—
Other	(2,733)	(514)	938

Total	(13,114)	7,969	10,699

Federal and state income taxes	$89,165	$114,340	$187,194

The following table identifies the major components of total deferred income taxes:

	As at March 31,
(In thousands of dollars)	2008	2007

Unbilled revenues	$27,635	29,371
Liability for environmental costs	203,758	185,897
Bad debts	68,381	53,904
Pension and other postretirement benefits	472,804	493,348
Other	275,998	334,137

Total deferred tax assets	1,048,576	1,096,657

Depreciation related	(1,034,369)	(1,025,634)
Investment tax credit related	(32,079)	(34,945)
Deferred environmental restoration costs	(203,925)	(185,897)
Merger rate plan stranded costs	(687,114)	(758,235)
Merger fair value pension and OPEB adjustment	(70,337)	(90,768)
Bond redemption and debt discount	(21,915)	(25,215)
Pension and other postretirement benefits	(249,120)	(237,094)
Other	(235,687)	(325,142)

Total deferred tax liabilities	(2,534,546)	(2,682,930)

Net accumulated deferred income tax liability	(1,485,970)	(1,586,273)
Current portion (net deferred tax asset)	110,715	107,774

Net accumulated deferred income tax liability (non-current)	$(1,596,685)	$(1,694,047)

In July 2006, the FASB issued FIN 48 which prescribes guidance to address inconsistencies among entities with the measurement and recognition in accounting for income tax positions for financial statement purposes. Specifically, FIN 48 establishes criteria for the timing of the recognition of income tax benefits. FIN 48 requires the financial statement recognition of an income tax benefit when the company determines that it is more-likely-than-not that the tax position will be ultimately sustained.
The total amount of gross unrecognized tax benefits at March 31, 2007 was $53 million. Upon adoption of FIN 48 on April 1, 2007, Niagara Mohawk recorded an adjusting entry for unrecognized tax benefits totaling $72 million, of which $17 million had been previously recorded as a deferred tax liability. The adjusting entry also included $49 million which was recorded to goodwill because it related to the pre-acquisition period. Of the total gross unrecognized tax liability, $7 million would impact the effective tax rate, if recognized. However, upon adoption of FIN 48 there was no material effect on our operations, financial position or cash flows. As of March 31, 2008, Niagara Mohawk’s unrecognized tax benefits totaled $122 million, of which $5 million would impact the effective tax rate, if recognized. During the fiscal year ended March 31, 2008, Niagara Mohawk recorded other interest expense of $13 million, gross.
Effective as of April 1, 2007, Niagara Mohawk recognizes interest accrued related to uncertain tax positions in interest income or interest expense and related penalties if applicable in operating expenses. In prior reporting periods, Niagara Mohawk recognized such accrued interest and penalties in income tax expense. No penalties were recognized during the fiscal year ended March 31, 2008.

Reconciliation of Unrecognized Tax Benefits
(In thousands of dollars)

Beginning balance, upon adoption as of April 1, 2007	$124,007
Gross increases (decreases) related to prior period	—
Gross increases (decreases) related to current period	—
Settlements with tax authorities	(2,063)
Reductions due to a lapse of statute of limitations	—

Ending balance at March 31, 2008	$121,944

Federal income tax returns have been examined and all appeals and issues have been agreed upon by the Internal Revenue Services (IRS) and the National Grid Holdings, Inc. (NGHI) consolidated filing group through March 31, 2002. As of March 31, 2008, the IRS completed its audit of the NGHI consolidated filing group for the fiscal years ending March 31, 2003 and March 31, 2004. As a result, Niagara Mohawk paid $2 million of the total gross unrecognized tax benefits. Certain adjustments proposed by the IRS are being appealed to the IRS Office of Appeals but Niagara Mohawk does not expect resolution within the next twelve months. The IRS is currently auditing the federal NGHI consolidated income tax returns, which include Niagara Mohawk for March 31, 2005 through March 31, 2007. Also, New York State is currently auditing Niagara Mohawk for the fiscal years ending March 31, 2003 through March 31, 2005.
On April 9, 2007, New York State enacted its 2007 — 2008 budget, which included amendments to the state income tax. Those amendments include a reduction in the corporate net income tax rate to 7.1% from 7.5%, and the adoption of a single sales factor for apportioning taxable income to New York State. Both amendments were effective January 1, 2007. Niagara Mohawk has evaluated the effects of the amendments and believes that the amendments will not have a material effect on their financial position, cash flows or results of operation.
There were no valuation allowances for deferred tax assets at March 31, 2008 or 2007.
NOTE H — EMPLOYEE BENEFITS
Summary
Niagara Mohawk has a non-contributory defined benefit pension plan covering substantially all employees. The pension plan is a cash balance pension plan design and under that design, pay-based credits are applied based on service time, and interest credits are applied at rates set forth in the plan. In addition, a large number of employees hired by Niagara Mohawk prior to July 1998 are cash balance design participants who receive a larger benefit if so yielded under pre-cash balance conversion final average pay formula provisions. Employees hired by Niagara Mohawk following the August 1998 cash balance design conversion participate under cash balance design provisions only.
A supplemental nonqualified, non-contributory executive retirement program provides additional defined pension benefits for certain executives.
Niagara Mohawk provides PBOPs. PBOPs include health care and life insurance coverage to eligible retired employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage.
The PSC’s Statement of Policy requires that prior service costs and gains and losses be amortized over a 10-year period calculated on a vintage year basis.
Funding Policy
Funding policy is determined largely by Niagara Mohawk’s settlement agreements with the PSC and amounts recovered in rates. However, for the pension plan, the contribution for any year will not be less than the minimum amounts that are required under the Pension Protection Act of 2006.

Plan Assets
The target asset allocations for the benefit plans are:

	Pension Benefits		Non-Union PBOPs		Union PBOPs
	2008	2007	2008	2007	2008	2007

U.S. equities	37%	37%	30%	30%	49%	49%
Global equities (including U.S.)	5%	5%	—	—	—	—
Global tactical asset allocation	13%	13%	—	—	—	—
Non-U.S. equities	10%	10%	20%	20%	21%	21%
Fixed income	31%	31%	50%	50%	30%	30%
Private equity	4%	4%	—	—	—	—

	100%	100%	100%	100%	100%	100%

The percentage of the fair value of total plan assets at March 31:

	Pension Benefits		Non-Union PBOPs		Union PBOPs
	2008	2007	2008	2007	2008	2007

U.S. equities	36%	37%	25%	32%	46%	49%
Global equities (including U.S.)	5%	6%	—	—	—	—
Global tactical asset allocation	14%	13%	—	—	—	—
Non-U.S. equities	10%	11%	16%	21%	21%	22%
Fixed income	32%	31%	59%	47%	33%	29%
Private equity	3%	2%	—	—	—	—

	100%	100%	100%	100%	100%	100%

Niagara Mohawk manages benefit plan investments to minimize the long-term cost of operating the Plans, with a reasonable level of risk. Risk tolerance is determined as a result of a periodic asset/liability study which analyzes plan liabilities and plan funded status and results in the determination of the allocation of assets across equity and fixed income securities. Equity investments are broadly diversified across U.S. and non-U.S. stocks, as well as across growth, value, and small and large capitalization stocks. Likewise, the fixed income portfolio is broadly diversified across the various fixed income market segments. Small investments are also held in private equity, with the objective of enhancing long-term returns while improving portfolio diversification. For the PBOP plan, since the earnings on a portion of the assets are taxable, those investments are managed to maximize after tax returns consistent with the broad asset class parameters established by the asset allocation study. Investment risk and return are reviewed by the investment committee on a quarterly basis.
The estimated rate of return for various passive asset classes is based both on analysis of historical rates of return and forward looking analysis of risk premiums and yields. Current market conditions, such as inflation and interest rates, are evaluated in connection with the setting of the long-term assumption. A small premium is added for active management and rebalancing of both equity and fixed income. The rates of return for each asset class are then weighted in accordance with the target asset allocation, and the resulting long-term return on asset rate is then applied to the market-related value of assets.

Assumptions Used for Benefits Accounting
The following weighted average assumptions were used to determine the pension and PBOP benefit obligations and net periodic costs for the fiscal years ended March 31:

	Pension Benefits
	Benefit obligation		Net periodic benefit cost
	2008	2007	2008	2007	2006

Discount rate	6.50%	6.00%	6.00%	6.00%	5.75%
Rate of compensation increase	3.75%	3.90%	3.90%	3.90%	3.90%
Expected long-term rate of return on assets	8.00%	8.00%	8.00%	8.00%	8.25%

	PBOP
	Benefit obligation		Net periodic benefit cost
	2008	2007	2008	2007	2006

Discount rate	6.50%	6.00%	6.00%	6.00%	5.75%
Expected long-term rate of return on assets
Nonunion	6.75%	7.00%	7.00%	7.00%	6.75%
Union	7.75%	8.00%	8.00%	8.00%	8.50%
Health care cost trend rate
Initial					10.00%
Pre 65*	9.00%	9.50%	9.50%	10.00%	n/a
Post 65*	10.00%	10.50%	10.50%	11.00%	n/a
Ultimate	5.00%	5.00%	5.00%	5.00%	5.00%
Year ultimate rate is reached					2010
Pre 65*	2014	2012	2012	2011	n/a
Post 65*	2015	2013	2013	2012	n/a

Niagara Mohawk participates in pension and PBOP plans with an affiliated Service Company. The expected contributions to Niagara Mohawk’s pension and PBOP plans during fiscal year 2009 are approximately $136 million and $119 million, respectively. A portion of these contributions will be made by Niagara Mohawk.
Adoption of SFAS No. 158
Niagara Mohawk adopted SFAS No. 158 on March 31, 2007. This standard amends SFAS Nos. 87, 88, 106 and 132(R). SFAS No. 158 requires an employer with a defined benefit pension plan or a PBOP plan to recognize an asset or liability on its balance sheet for the overfunded or underfunded status of the plan as defined by SFAS No. 158. The pension asset or liability is the difference between the fair value of the pension plan’s assets and the projected benefit obligation as of the year end. For PBOPs, the asset or liability is the difference between the fair value of the plan’s assets and the accumulated postretirement benefit obligation as of the year end. Niagara Mohawk has specific recovery of qualified pension and PBOP expense and has recognized a regulatory asset in lieu of taking a charge to accumulated other comprehensive income (loss).

The following table illustrates the effect on individual financial statement line items of applying this standard, relating to Niagara Mohawk’s pension and PBOP plans. Niagara Mohawk participates in these plans with its affiliate, Service Company.

	Before application of		After application of
(In thousands of dollars)	SFAS No. 158	Adjustment	SFAS No. 158

Intangible asset	$33,431	$(33,431)	$—
Regulatory asset	38,737	399,176	437,913
Deferred tax asset	225,871	83,610	309,481
Current liability	—	(480)	(480)
Non-current liability	(582,942)	(460,536)	(1,043,478)
Accumulated other comprehensive income (loss), net of tax	1,269	11,661	12,930
Accumulated other comprehensive income (loss), pre tax	2,111	17,940	20,051

Niagara Mohawk recorded increases in its pension and PBOP liabilities of $102 million and $342 million, respectively, with the offsetting charge to regulatory assets and accumulated other comprehensive income (loss) upon adoption.
Pension Benefits
Niagara Mohawk’s net periodic benefit cost for the fiscal years ended March 31, 2008, 2007 and 2006 included the following components:

(In thousands of dollars)	2008	2007	2006

Service cost	$24,850	$25,781	$28,662
Interest cost	67,589	69,096	71,520
Expected return on plan assets	(77,623)	(65,139)	(63,967)
Amortization of unrecognized prior service cost	3,199	3,237	3,277
Amortization of unrecognized loss	31,980	28,592	32,510

Net periodic benefit costs before settlement	49,995	61,567	72,002
Settlement loss	159	25,451	—
Special termination benefits (VERO)	4,278	—	—

Net periodic benefit cost	$54,432	$87,018	$72,002

The benefit obligation, assets and funded status of the pension plans cannot be presented separately for Niagara Mohawk as Niagara Mohawk participates in the plan with an affiliated Service Company. The following table provides the total funded status at March 31 of the pension plans in which Niagara Mohawk participates:

(In thousands of dollars)	2008	2007

Change in benefit obligation:
Benefit obligation at beginning of period	$(1,241,410)	$(1,341,360)
Service cost	(29,283)	(29,971)
Interest cost	(72,943)	(73,703)
Actuarial gain (loss)	29,032	(21,838)
Benefits paid	155,090	59,534
Settlements (lump sums)	694	165,928
Plan amendments	(6,806)	—
Special termination benefits (VERO)	(11,366)	—

Benefit obligation at end of period	(1,176,992)	(1,241,410)

Fair value of plan assets at beginning of period	963,804	903,576
Actual return on plan assets	(21,615)	81,630
Company contributions	372,999	204,060
Benefits paid	(155,090)	(59,534)
Settlements (lump sums)	(694)	(165,928)

Fair value of plan assets at end of period	1,159,404	963,804

Funded status	$(17,588)	$(277,606)

The accumulated benefit obligation for all defined benefit pension plans in which Niagara Mohawk participates was $1.1 billion for both fiscal years ended March 31, 2008 and 2007.
The following table details the amounts recognized in Niagara Mohawk’s statement of financial position.

(In thousands of dollars)	2008	2007

Amounts recognized in Niagara Mohawk’s balance sheet consist of:
Regulatory assets	$216,209	$173,739
Other current liabilities	(480)	(480)
Employee pension and other benefits	(6,448)	(240,046)
Accumulated other comprehensive income, before taxes	1,861	2,110

(In thousands of dollars)	2008	2007

Amounts recognized in regulatory assets and accumulated other comprehensive income (loss) consist of:
Net actuarial loss	$183,136	$144,522
Prior service cost	34,934	31,327

Net amount recognized	$218,070	$175,849

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from regulatory assets and accumulated other comprehensive income (loss) into net periodic benefit cost during fiscal year 2009 is estimated to be $27 million and $4 million, respectively. Niagara Mohawk participates in the plans with certain other National Grid USA subsidiaries. A portion of this amount will be recorded as expense by Niagara Mohawk.

The following payments are expected to be paid from the pension plans:

(In thousands of dollars)	Pension Benefits

2009	$100,480
2010	$102,535
2011	$111,651
2012	$118,670
2013	$131,738
2014-2018	$653,605

Defined Contribution Plan
Niagara Mohawk also has a defined contribution pension plan (employee savings fund plan) that covers substantially all employees. Employer matching contributions of approximately $7 million were expensed for each of the fiscal years ended March 31, 2008, 2007 and 2006.
Settlement Loss
Niagara Mohawk’s pension plan has losses that have not been recognized in the income statement as a result of changes in the value of the projected benefit obligation and the plan assets due to experience different from that assumed and from changes in actuarial assumptions. Under SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” Niagara Mohawk recognized a settlement loss of approximately $24 million during the fiscal year ended March 31, 2007 due to plan payouts that exceeded the threshold as prescribed in SFAS No. 88. Niagara Mohawk and the PSC staff reached agreement that permits Niagara Mohawk to recover approximately 50% of the incurred pension settlement loss.
Postretirement Benefit Plans Other than Pensions
Niagara Mohawk’s total cost of PBOPs for the fiscal years ended March 31, 2008, 2007 and 2006 included the following components:

(In thousands of dollars)	2008	2007	2006

Service cost	$16,148	$15,851	$16,979
Interest cost	76,292	73,934	68,921
Expected return on plan assets	(43,955)	(45,100)	(45,343)
Amortization of unrecognized prior service cost	14,587	14,587	14,587
Amortization of unrecognized net loss	29,808	28,711	29,655

Net periodic benefit costs before settlement	92,880	87,983	84,799
Special termination benefits (VERO)	178	—	—

Net periodic benefit cost	$93,058	$87,983	$84,799

The benefit obligation, assets and funded status of the PBOP plan cannot be presented separately for Niagara Mohawk as Niagara Mohawk participates in the plan with its affiliate, Service Company. The following table provides the PBOP plans’ funded status and the amounts recognized in the National Grid USA consolidated balance sheet at March 31:

(In thousands of dollars)	2008	2007

Benefit obligation at beginning of period	$(1,370,949)	$(1,325,733)
Service cost	(18,280)	(17,772)
Interest cost	(78,687)	(76,057)
Actuarial gain (loss)	33,875	(24,213)
Medicare Part D subsidy received	(185)	(3,414)
Benefits paid	75,159	76,240
Special termination benefits (VERO)	(419)	—

Benefit obligation at end of period	(1,359,486)	(1,370,949)

Fair value of plan assets at beginning of period	604,597	616,630
Actual return on plan assets during year	(5,562)	58,196
Company contributions	20,100	—
Benefits paid	(72,478)	(70,229)

Fair value of plan assets at end of period	546,657	604,597

Funded status	$(812,829)	$(766,352)

Amounts recognized in Niagara Mohawk’s statement of financial position consist of:

(In thousands of dollars)	2008	2007

Amounts recognized on Niagara Mohawk’s balance sheet consist of:
Regulatory asset	$257,049	$264,174
Employee pension and other benefits liability	(792,835)	(750,196)

(In thousands of dollars)	2008	2007

Amounts recognized in regulatory assets and AOCI consist of:
Net actuarial loss	$209,393	$223,434
Prior service cost	103,483	118,071
Deferred taxes on subsidy	(55,827)	(77,331)

Net amount recognized	$257,049	$264,174

The estimated net actuarial loss and prior service cost for the PBOP plans that will be amortized from regulatory assets into net periodic benefit cost during fiscal year 2009 is estimated to be $34 million and $15 million, respectively.
As a result of the Medicare Act of 2003, Niagara Mohawk receives a federal subsidy for sponsoring a retiree healthcare plan that provides a benefit that is actuarially equivalent to Medicare Part D.
The following PBOP benefit payments expected to be paid and subsidies expected to be received from the U.S. Federal Government, which reflect expected future services, as appropriate, are:

(In thousands of dollars)	Payments	Subsidies

2009	$75,354	$4,100
2010	$79,297	$4,500
2011	$83,261	$4,925
2012	$86,170	$5,425
2013	$88,461	$5,950
2014-2018	$478,661	$30,000

A one-percentage point change in assumed health care cost trend rates would have the following effects:

(In thousands of dollars)	2008

Increase 1%
Total of service cost plus interest cost	$18,897
Postretirement benefit obligation	$206,208
Decrease 1%
Total of service cost plus interest cost	$(15,411)
Postretirement benefit obligation	$(179,346)

Special Termination Benefits (Voluntary Early Retirement Offer)
In connection with National Grid plc’s acquisition of KeySpan, which was completed on August 24, 2007, National Grid plc and KeySpan offered certain non-union employees voluntary early retirement offer (VERO) packages in June 2007 in an effort to achieve necessary staff reduction through voluntary means. Of the 560 enrolled in the VERO, 45 were Niagara Mohawk’s employees. Employees enrolled in the early retirement program will retire between October 1, 2007 and October 1, 2010. Niagara Mohawk’s share of the cost of the VERO program is expected to be $37 million, which includes VERO costs allocated from affiliates. Niagara Mohawk recorded $12 million of expense for the fiscal year ended March 31, 2008, for program participants who retired as of April 1, 2008. The remaining $25 million will be expensed through October 1, 2010 as the program participants retire.
NOTE I — PREFERRED STOCK
Niagara Mohawk has certain issues of non-participating preferred stock which provide for redemption at the option of Niagara Mohawk, as shown in the table below. From time to time, Niagara Mohawk repurchases shares of its preferred stock when it is approached on behalf of its shareholders. In fiscal year 2008, Niagara Mohawk redeemed 122,085 shares of its preferred stock for a total consideration of $12 million.

					Redemption
	Shares		(In thousands of dollars)		price per share
	March 31,	March 31,	March 31,	March 31,	(Before adding
Series	2008	2007	2008	2007	accumulated dividends)

Preferred $100 par value:
3.40%	57,524	57,536	$5,753	$5,754	$103.50
3.60%	137,139	137,139	13,714	13,714	104.85
3.90%	94,967	94,967	9,496	9,496	106.00
4.10%	—	52,830	—	5,283	102.00
4.85%	—	35,128	—	3,513	102.00
5.25%	—	34,115	—	3,410	102.00

Total preferred stock	289,630	411,715	$28,963	$41,170

NOTE J — STOCK BASED COMPENSATION
Prior to Niagara Mohawk’s merger with National Grid, stock appreciation rights (SARs) tied to the price of Holdings’ share price were granted to officers, key employees and directors. The table below sets forth the activity under the SARs program for the periods March 31, 2006 through March 31, 2008. Since SARs are payable in cash, the accounting under APB No. 25 and SFAS No. 123R is the same.

(In thousands of dollars)	SARs Value	SARs Shares

Outstanding at March 31, 2006	$3,987	160,442
Exercised		(23,518)

Outstanding at March 31, 2007	$7,364	136,924
Exercised		(59,567)

Outstanding at March 31, 2008	$3,493	77,357

Niagara Mohawk’s SARs program provided for the acceleration of vesting upon the occurrence of certain events relating to a change in control, merger, sale of assets, or liquidation of Niagara Mohawk. On January 31, 2002, the acquisition of Holdings’ by National Grid was completed and outstanding Holdings’ SARs were converted to National Grid Group plc American Depositary Share (ADS) SARs. The SARs are payable in cash based on the increase in the ADS price from a specified level. As such, for these awards, compensation expense is recognized based on the value of the ADS price of National Grid Group plc over the vesting period of the award.
Included in Niagara Mohawk’s results of operations for years ended March 31, 2008 and 2007, is approximately $3 million and $1 million of expense for the years ended March 31, 2008 and 2007, respectively, related to the SARs program.
NOTE K — DERIVATIVES AND HEDGING ACTIVITIES
In the normal course of business, Niagara Mohawk is party to derivative financial instruments (derivatives) that are principally used to manage commodity prices associated with its natural gas and electric operations. These financial exposures are monitored and managed as an integral part of Niagara Mohawk’s overall Financial Risk Management Policy. At the core of the policy is a condition that Niagara Mohawk will engage in activities at risk only to the extent that those activities fall within commodities and financial markets to which it has a physical market exposure in terms and volumes consistent with its core business. Niagara Mohawk does not issue or intend to hold derivative instruments for speculative trading purposes. Derivatives are accounted for in accordance with SFAS No. 133, which requires derivatives to be reported at fair value as assets or liabilities on the balance sheet. The change in fair value of instruments that qualify for hedge accounting are deferred in Accumulated Other Comprehensive Income and will be reclassified through purchased electricity or purchased gas expense within the next twelve months. Other instruments are deferred in regulatory assets or liabilities according to current rate agreements and are reclassified through purchased electricity or gas expense in the hedge months. Niagara Mohawk’s rate agreements allow for the pass-through of the commodity costs of electricity and natural gas, including the costs of the hedging programs. Niagara Mohawk will no longer apply cash flow hedge treatment for future transactions and will record the activity to a regulatory asset.
Niagara Mohawk has eight indexed swap contracts, expiring in fiscal year 2009 (June 2008), which resulted from the MRA. These derivatives are not designated as hedging instruments and are covered by regulatory rulings that allow the gains and losses to be recorded as regulatory assets or regulatory liabilities. As of March 31, 2008 and 2007, Niagara Mohawk had recorded liabilities at net present value of $51 million and $268 million, respectively, for these swap contracts and had recorded a corresponding swap contracts regulatory asset. The asset and liability are amortized over the remaining term of the swaps as nominal energy quantities are settled and they are adjusted as periodic reassessments are made of energy price forecasts. Niagara Mohawk will make these estimated payments of $51 million during fiscal year 2009.
Niagara Mohawk uses New York Mercantile Exchange (NYMEX) gas futures to hedge the gas commodity component of its indexed swap contracts. These instruments, as used, do not qualify for hedge accounting status under SFAS No. 133. Cash flow hedges that qualify under SFAS No. 133 are as follows: NYMEX gas futures for the purchases of natural gas and NYMEX electric swap contracts hedging the purchases of electricity.
The following table represents the open positions and the results on operations of these instruments for the years ended March 31, 2007 and 2008.

	Balances as of March 31, 2007
				Accumulated
			Accumulated	Deferred	Loss Reclass
Derivative Instrument		Regulatory	OCI,**	Income Tax	to Commodity
(In thousands of dollars)	Asset*	Deferral	net of tax	on OCI**	Costs

Qualified for Hedge Accounting
NYMEX futures — gas supply	$2,533.7	$—	$214.9	$(143.3)	$(36,722.9)

NYMEX electric swaps — electric supply	$783.9	$—	$30.1	$(20.1)	$(4,644.7)

Non-Qualified for Hedge Accounting

NYMEX futures — IPP swaps/non-MRA IPP	$4,627.0	$2,272.1	$—	$—	$(101,132.4)

*	Differences between asset and regulatory or other comprehensive income deferral represent contracts settled for the following month.

**	Other Comprehensive Income (OCI)

	Balances as of March 31, 2008
				Accumulated
			Accumulated	Deferred	Loss Reclass
Derivative Instrument		Regulatory	OCI,**	Income Tax	to Commodity
(In thousands of dollars)	Asset*	Deferral	net of tax	on OCI**	Costs

Qualified for Hedge Accounting
NYMEX futures — gas supply	$9,781.0	$—	$(8,758.7)	$5,746.1	$(18,360.4)

NYMEX electric swaps — electric supply	$10,324.5	$—	$(5,452.8)	$3,577.2	$(5,831.5)

Non-Qualified for Hedge Accounting

NYMEX futures — IPP swaps/non-MRA IPP	$10,708.5	$14,754.0	$—	$—	$(43,709.5)

*	Differences between asset and regulatory or other comprehensive income deferral represent contracts settled for the following month.

**	Other Comprehensive Income (OCI)
The gains and losses on the derivatives that are deferred and reported in accumulated other comprehensive income will be reclassified as purchased energy expense in the periods in which expense is impacted by the variability of the cash flows of the hedged item. For the twelve months ended March 31, 2008, the realized net loss of $18 million from hedging instruments, as shown in the table above, was recorded to gas purchases and was offset by a corresponding increase in the cost of a comparable amount of gas. For the twelve months ended March 31, 2007, a realized net loss of $37 million was recorded to gas purchases and was offset by a corresponding increase in the cost of a comparable amount of gas.
The actual amounts to be recorded in purchased energy expense are dependent on future changes in the contract values. The majority of these deferred amounts will be reclassified to expense within the next twelve months. A nominal amount of the hedging instruments extend into April 2009. There were no gains or losses recorded during the fiscal year ended March 31, 2008 from the discontinuance of gas futures or electric swap cash flow hedges.
The deferred loss on NYMEX electric swap contracts to hedge electricity purchases was $10.3 million and $0.8 million for the fiscal years ended March 31, 2008 and 2007, respectively.
NOTE L — RESTRICTION ON COMMON DIVIDENDS
The indenture securing Niagara Mohawk’s mortgage debt provides that retained earnings shall be reserved and held unavailable for the payment of dividends on common stock to the extent that expenditures for maintenance and repairs plus provisions for depreciation do not exceed 2.25% of depreciable property as defined therein. These provisions have never resulted in a restriction of Niagara Mohawk’s retained earnings.
Niagara Mohawk is limited by the MRP, PSC orders (see Note B — Rate and Regulatory Issues) and FERC orders with respect to the amount of dividends Niagara Mohawk can pay. As long as the bond ratings on the least secure forms of debt issued by Niagara Mohawk and National Grid plc remain rated investment grade and do not fall to the lowest investment grade rating (with one or more negative watch downgrade notices issued with respect to such debt), Niagara Mohawk is allowed to pay dividends in an amount up to the pre-merger (between Niagara Mohawk and National Grid) retained earnings balance plus any earnings subsequent to the merger, together with other adjustments that are authorized under the MRP and other applicable regulatory orders.
NOTE M — COST OF REMOVAL AND ASSET RETIREMENT OBLIGATION
In 2001, the FASB issued SFAS No. 143. SFAS No. 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets. Niagara Mohawk was required to adopt SFAS No. 143 as of April 1, 2003. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which there is a legal obligation under existing or enacted law, statute, written or oral contract, or by legal construction under the doctrine of promissory estoppel. In March 2005, the FASB issued FIN 47 that clarifies that the term “conditional asset retirement obligation” used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of Niagara Mohawk. This statement was effective for Niagara Mohawk for its fiscal year ended March 31, 2006. Niagara Mohawk has an $11 million asset retirement obligation reserve as of March 31, 2008 and 2007.
Under Niagara Mohawk’s current and prior rate plans it has collected through rates an implied cost of removal for its plant assets. This cost of removal collected from customers differs from the SFAS No. 143 and FIN 47 definition of an asset retirement obligation in that these collections are for costs to remove an asset when it is no longer deemed usable (i.e. it is broken or obsolete) and not necessarily from a legal obligation. For a vast majority of its electric and gas transmission and distribution assets, Niagara Mohawk would use these funds to remove the asset so a new one could be installed in its place.
The cost of removal collections from customers has historically been embedded within accumulated depreciation (as these costs have been charged over time through depreciation expense). With the adoption of SFAS No. 143, Niagara Mohawk has reclassified these cost of removal collections to a regulatory liability account to more properly reflect the future usage of these collections. Niagara Mohawk estimates it has collected over time approximately $369 million and $350 million for cost of removal through March 31, 2008 and 2007, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Cautionary Statement
This Annual Report on Form 6-K of Niagara Mohawk contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Throughout this report, forward-looking statements can be identified by the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projected,” “believe,” “hopes,” or similar expressions. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:
(a)	the impact of further electric and gas industry restructuring;

(b)	changes in general economic conditions in New York;

(c)	federal and state regulatory developments and changes in law, including those governing municipalization and exit fees;

(d)	changes in accounting rules and interpretations, which may have an adverse impact on Niagara Mohawk’s statements of financial position, reported earnings and cash flows;

(e)	timing and adequacy of rate relief;

(f)	failure to achieve reductions in costs or to achieve operational efficiencies;

(g)	failure to retain key management;

(h)	adverse changes in electric load;

(i)	acts of terrorism;

(j)	unseasonable weather, climatic changes or unexpected changes in historical weather patterns; and

(k)	failure to recover costs currently deferred under the provisions of SFAS No. 71, “Accounting for the Effects of Certain Types of Regulations,” as amended, and the MRP in effect with the PSC.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by law, Niagara Mohawk Power Corporation does not undertake any obligation to revise any statements in this report to reflect events or circumstances after the date of this report.
The Business: Niagara Mohawk’s primary business driver is the long-term rate plan with state regulators through which Niagara Mohawk can earn and retain certain amounts in excess of traditional regulatory allowed returns. The plan provides incentive returns and shared savings allowances which allow Niagara Mohawk an opportunity to benefit from efficiency gains identified within operations. Other main business drivers for Niagara Mohawk include the ability to streamline operations, enhance reliability and generate funds for investment in Niagara Mohawk’s infrastructure.
CRITICAL ACCOUNTING POLICIES
The preparation of financial statements in conformity with GAAP requires management to apply policies and make estimates and assumptions that affect the results of operations and the reported amounts of assets and liabilities in the financial statements. Because of the inherent uncertainty in the nature of the matters where estimates are used, actual amounts could differ from estimated amounts. The following accounting policies represent those that management believes are particularly important to the financial statements and require the use of judgment in estimating matters that are inherently uncertain.
Regulatory Assets and Liabilities: Regulatory assets represent costs that have been deferred to future periods when it is probable that the regulator (namely, the FERC, PSC, or other regulatory body with jurisdiction) will allow future recovery of those costs through rates. Niagara Mohawk bases its assessment of recovery by either specific recovery measures (such as current rate agreements with the PSC) or historical precedents established by the regulatory body. Regulatory liabilities represent previous collections from customers to fund future expected costs or amounts received in rates that are expected to be refunded to customers in future periods. These regulatory assets and liabilities typically include deferral of under recovered or over recovered energy costs, environmental restoration costs and post retirement benefit costs, as well as the normalization of income taxes, and the deferral of losses incurred on debt retirements. The accounting for these regulatory assets and liabilities is in accordance with the provisions of SFAS No. 71.
Niagara Mohawk continually assesses if its regulatory assets continue to meet the criteria for probability of future recovery. This assessment considers factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction, and the status of any pending or potential deregulation legislation. If future recovery of costs becomes no longer probable, the regulatory assets and liabilities would be recognized as current-period revenues or expenses.
Amortization of regulatory assets is provided over the recovery period as allowed in the related regulatory agreement. Under the MRP, a regulatory asset, called stranded costs, was established that included the costs of the MRA, the cost of any additional IPP contract buyouts and the deferred loss on the sale of Niagara Mohawk’s generation assets. The MRA represents the cost to terminate, restate or amend IPP contracts. Niagara Mohawk is also permitted to defer and amortize the cost of any additional IPP contract buyouts. Beginning February 1, 2002, the MRP stranded costs regulatory asset is being amortized unevenly over ten years with larger amounts being amortized in the latter years, consistent with projected recovery through rates. Amortization of the stranded cost regulatory asset is shown separately because it is the largest component of regulatory assets.
Amortization of other regulatory assets are included in depreciation and amortization, purchased electricity & gas, and other operation and maintenance expense captions on the income statement depending on the origin of the regulatory asset.
Revenues: Niagara Mohawk bills its customers on a monthly cycle basis at approved tariffs based on energy delivered and a minimum customer service charge. Revenues are determined based on these bills plus an estimate for unbilled energy (discussed below) delivered between the cycle billing date and the end of the accounting period.
Unbilled Revenues: Revenues from the sale of electricity and gas to customers are generally recorded when electricity and gas are delivered to those customers. The quantity of those sales is measured by customers’ meters. Meters are read on a systematic basis throughout the month based on established meter-reading schedules. Consequently, at the end of any month, there exists a quantity of electricity and gas that has been delivered to customers but has not been captured by the meter readings. As a result, management must estimate revenue related to electricity and gas delivered to customers between their meter read dates and the end of the period.
Pension and Other Postretirement Benefit Plans: Niagara Mohawk maintains qualified and nonqualified pension plans. Niagara Mohawk also provides health care and life insurance benefits for its retired employees. Niagara Mohawk’s qualified retirement plans are generally funded through outside trusts.
Several assumptions affect the pension and other postretirement benefit expense and the measurement of these benefit obligations. The more significant assumptions include the expected return on assets, discount rate, and in the case of retiree healthcare benefits, medical trends. All ongoing costs of qualified pension and postretirement healthcare benefits plans are recoverable from customers through reconciling provisions of the MRP. Special termination benefits paid in connection with employee separation programs and settlement and curtailment losses of pension and postretirement benefit plans when incurred are only recoverable upon approval by the PSC.
The major assumptions are:
•	Expected return on assets. The assumed rate of return for various passive asset classes is based on both analysis of historical rates of return and forward looking analysis of risk premiums and yields. Current market conditions, such as inflation and interest rates, are evaluated in connection with the setting of long-term assumptions. A small premium is added for active management of both equity and fixed income. The rates of return for each asset class are then weighted in accordance with the target asset allocation, and the resulting long-term return on assets rate is then applied to the market value of assets. For fiscal 2008, Niagara Mohawk used an 8% assumed return on assets for its pension plan and a 6.75% and 7.75% assumed return on assets for its nonunion and union postretirement benefits plans, respectively.

•	Discount rate. Niagara Mohawk bases its discount rate on two measures of rates specific to the yield curve applicable to the liabilities of the plans. The actuary calculates the present value of the projected cash flows of the plans utilizing derived zero coupon interest rates specific to the timing of each respective cash flow and calculates the single weighted average interest rate that equates the total present value with the stream of future cash flows. This results in a weighted average interest rate of 6.63% based on the Citigroup Pension Discount Curve, which is based on AA-rated corporate bonds. A discount rate of 6.5% was deemed appropriate for the plans.

•	Medical trends. The health care cost trend rate is the assumed rate of increase in per-capita health care charges. For 2008, the initial health trend was assumed to be 9% for the pre-65 age group and 10% for the post-65 age group. The ultimate trend of 5%, for both age groups, was assumed to be reached in 2014 for the pre-65 age group and 2015 for the post-65 age group.
Goodwill: Niagara Mohawk applies the provisions of SFAS No. 142. In accordance with SFAS No. 142, goodwill must be reviewed for impairment at least annually and when events or circumstances indicate that the asset may be impaired. Niagara Mohawk utilized a discounted cash flow approach incorporating its most recent business plan forecasts in the performance of the annual goodwill impairment test. The result of the annual analysis determined that no adjustment to the goodwill carrying value was required.
Federal and State Income Taxes: Regulated federal and state income taxes are recorded under the provisions of SFAS No. 109. Income taxes have been computed utilizing the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred investment tax credits are amortized over the useful life of the underlying property.
Niagara Mohawk’s income tax provisions, including both current and deferred components, are based on estimates, assumptions, calculations, and interpretation of tax statutes for the current and future years. Determination of current year federal and state income tax will not be settled until final approval of returns by taxing authorities.
Management regularly makes assessments of tax return outcomes relative to financial statement tax provisions and adjusts the tax provisions in the period when facts become final.
Effective on April 1, 2007, Niagara Mohawk implemented FIN 48 which applies to all income tax positions reflected on Niagara Mohawk’s balance sheets that have been included in previous tax returns or are expected to be included in future tax returns. FIN 48 addresses the methodology to be used prospectively in recognizing, measuring and classifying the amounts associated with tax positions that are deemed to be uncertain, including related interest and penalties. See Note G - Income Taxes for the impact of the adoption of FIN 48.
Accounting for Derivative Instruments: Niagara Mohawk accounts for derivative financial instruments under SFAS No. 133 and SFAS No. 149. All derivatives except those qualifying for the normal purchase normal sale exception are recognized on the balance sheet at their fair value. Fair value is determined using current quoted market prices when available. If a contract is designated as a cash flow hedge, the change in its market value is generally deferred as a component of other comprehensive income until the transaction it is hedging is completed. Conversely, the change in the market value of a derivative not designated as a cash flow hedge is deferred as a regulatory asset or liability because Niagara Mohawk has received approval from the PSC to establish a regulatory asset or liability for derivative instruments that did not qualify for hedge accounting and were the result of regulatory rulings. A cash flow hedge is a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability. To qualify as a cash flow hedge, the fair value changes in the derivative must be expected to offset 80 % to 120 % of the changes in fair value or cash flows of the hedged item. Niagara Mohawk will no longer apply cash flow hedge treatment for future transactions and will record the activity to a regulatory asset.

RESULTS OF OPERATIONS
The following discussion and analysis highlights items that significantly affected Niagara Mohawk’s operations during the fiscal years ended March 31, 2008 and 2007.
EARNINGS
Net income for the fiscal year ended March 31, 2008 increased by $13 million compared to the same period in the prior fiscal year. Contributing to the increase was decreased interest expense on external debt, lower other deductions and decreased income taxes, offset by increased operating and maintenance expenses. See the following discussions of revenues and operating expenses for more detailed explanations.
Net income for the fiscal year ended March 31, 2007 decreased by $127 million compared to the same period in the prior fiscal year. The decrease is due to the deferral account audit write off of $63 million (see Note B — Rate and Regulatory Issues), higher operation and maintenance expense, lower sales of electricity due to milder weather conditions in the current fiscal year as compared to the prior year, and a positive adjustments to electric revenues of $32 million recorded in the prior year with no comparable adjustment in the current year. These decreases were partially offset by lower income tax expense and reduced interest expense.
REVENUES
Electric
Niagara Mohawk’s electricity business encompasses the transmission and distribution of electricity including stranded cost recoveries. Rates are set based on historical or forecasted costs, and Niagara Mohawk earns a return on its assets, including a return on the “stranded costs” associated with the divestiture of Niagara Mohawk’s generating assets under deregulation. Since the start of electricity deregulation in the state of New York, retail electric customers have been migrating to competitive suppliers for their commodity requirements. Commodity costs are passed through directly to customers.
Electric revenue includes:
•	Retail sales — delivery charges and recovery of purchased power costs from customers who purchase their electric supply from Niagara Mohawk.

•	Delivery only sales — charges for only the delivery of energy for customers who purchase their power from competitive electricity suppliers.

•	Sales for resale — sales of excess electricity to the NYISO at the market price of electricity. Any gains or losses on sales for resale are passed through directly to customers.
Gas
Niagara Mohawk is also a gas distribution company that services customers in cities and towns in central and eastern New York. Niagara Mohawk’s gas rate plan allows it to recover all commodity costs (i.e., the purchasing, interstate transportation and storage of gas for sale to customers) from customers (similar to the recovery of purchased electricity).
Gas revenue includes:
•	Retail sales — distribution (transportation) of gas and the commodity to customers who purchase their gas supply from Niagara Mohawk.

•	Transportation revenue — charges for the transportation of gas to customers who purchase their gas commodity from other suppliers.

•	Off-System wholesale sales — sales of gas commodity off its distribution system for resale.
Electric revenues increased $122 million during the fiscal year ended March 31, 2008 compared to the same period in the prior fiscal year. The increase was primarily due to $80 million in deferral account adjustments required by the Stipulation made during the prior fiscal year with no comparable charge in the current fiscal year and an increase in the cost of electricity that was passed on to customers of $22 million and an increase in metered kWh deliveries of $10 million (1.3% kWh). The increase in kWh deliveries was primarily a result of colder weather in the current fiscal year compared to the prior fiscal year. In addition, there was a $31 million increase in the recovery of the MRP deferral account. Also contributing to the increase was an increase in the recovery of energy management assessment costs of $7 million (see Operating Expenses for a full description of energy management assessment costs). These increases were partially offset by $18 million decrease in unbilled revenues and a $7 million decrease due to lost revenues as agreed to with the PSC per the Stipulation filed with the Commission on March 23, 2007. (See Note B — Rate and Regulatory Issues for further discussions regarding the Stipulation and MRP deferrals.)
Electric revenues decreased $50 million during the fiscal year ended March 31, 2007 compared to the same period in the prior fiscal year. The decrease in electric revenue was primarily due to an $80 million adjustment related to settlement of the deferral audit, a decrease due to the migration of customers to competitive suppliers, a 2.3% decrease in kWh deliveries due to milder weather than experienced in the prior fiscal year, a reduction in the cost of electricity that was passed on to customers, and a positive adjustment was made to electric revenues of $32 million in fiscal year 2006 with no comparable adjustment in the current fiscal year. The deferral audit settlement adjustment was primarily due to the write off of deferred disputed station service revenues. The $32 million positive adjustment recorded in the prior year due to a one-time recognition of a regulatory asset related to the recovery of a previously fully reserved accounts receivable. These decreases were partially offset by an increase of $150 million of rate plan deferral revenues and increased energy management assessment revenues. The deferral revenues do not impact net income since Niagara Mohawk recognizes an equal offsetting amount of amortization expense. (See Note B - Rate and Regulatory Issues for further discussions regarding MRP deferrals.)
Gas revenues increased by $1 million for the fiscal year ended March 31, 2008, compared to the same periods in the prior fiscal year. The increase was due to higher commodity costs passed through to customers.
Gas revenues decreased $162 million in the fiscal year ended March 31, 2007 compared to the same period in the prior fiscal year. This decrease is primarily due to both decreased prices of gas purchases which were passed through to customers and decreased volumes of gas sold to customers.
The table below details components of the gas revenue fluctuation:

Change in Gas Revenue
	Fiscal Years Ended March 31,
(In millions of dollars)	2008	2007

Cost of purchased gas	$1	$(159)
Delivery revenue	—	(3)

Total	$1	$(162)

The volume of gas sold for the fiscal year ended March 31, 2008, excluding transportation of customer-owned gas, decreased 0.6 million Dekatherms (Dth) or a 1.1% decrease from the prior fiscal year. The volume of gas sold for the fiscal year ended March 31, 2007, excluding transportation of customer-owned gas, decreased 1.8 million Dth or a 3.1% decrease from the prior fiscal year. The decreased gas usage for the fiscal year ended March 31, 2008 compared with fiscal year ended March 31, 2007 is due to migration of customers to alternative providers of commodity service. The decreased gas usage for the fiscal year ended March 31, 2007 compared with the fiscal year ended March 31, 2006 is primarily due to a decrease in weather normalized use per customer.
OPERATING EXPENSES
Purchased electricity expenses do not affect electric margin or net income because Niagara Mohawk’s rate plan allows full recovery from customers. Purchased electricity increased $22 million for the fiscal year ended March 31, 2008 compared to the same period in the prior fiscal year. Of the $22 million increase in purchased electricity, approximately $35 million was due to higher price of power that was partially offset by $13 million of decreased volume. The decrease in the volume of electricity purchased of 217 million kWh, or 1.0% was primarily caused by the migration of customers to competitive suppliers.

Purchased electricity decreased $75 million for the fiscal year ended March 31, 2007 from the prior fiscal year primarily as a result of a decrease in volume purchased. The volume of kWh purchased decreased 1.3 billion kWh or 5.6% compared to the same period in the prior fiscal year, reflecting migration of customers to competitive electricity suppliers and milder weather. This volume decrease was offset by a 1% increase in the price of electricity relative to the prior fiscal year.
Purchased gas expenses do not affect gas margin because Niagara Mohawk’s rate plan allows full recovery from customers. Purchased gas increased $1 million for the fiscal year ended March 31, 2008, compared to the same period in the prior fiscal year. The increase is primarily due to a $5 million increase in the volume of gas sold off-system and higher gas commodity prices of $1 million offset by a decrease in volume sold to on-system customers of $5 million. Niagara Mohawk’s net cost per Dth, as charged to expense, including the effects of the gas deferral, increased to $8.52 in the fiscal year ended March 31, 2008 from $8.29 in the prior fiscal year.
Purchased gas decreased $159 million for the fiscal year ended March 31, 2007 compared to the same period in the prior fiscal year. This decrease is primarily the result of decreased gas prices during the year and a decrease in the amount of gas sold off-system. Niagara Mohawk’s net cost per Dth, as charged to expense, including the effects of the gas cost deferral, decreased to $8.29 in the fiscal year ended March 31, 2007 from $9.92 in the prior fiscal year. The decrease in purchased gas expense was also affected by decreased purchases of gas on behalf of system customers.
Other operation and maintenance expense increased $58 million and $75 million for the years ended March 31, 2008 and 2007 compared to the same periods in the prior fiscal years. The table below details components of this fluctuation.

	For the Years Ended March 31,
(In millions of dollars)	2008	2007

Bad debt expense	$27	$11
Consultants and contractors	20	25
VERO	12	—
Energy management assessments	7	10
Storm costs	(7)	13
Uninsured claims and damages	(4)	6
Service quality penalties	3	2
Materials and supplies	2	—
Pension settlement loss	(1)	2
Rents	1	2
Other	(2)	4

Total	$58	$75

Bad debt expense increased by $27 million for the fiscal year ended March 31, 2008 compared to the same period in prior year. The increase was due to reserve changes driven by higher levels of older aged receivables. Bad debt expense increased by $11 million in the fiscal year ended March 31, 2007 as a result of increased accounts receivable write-offs.
Consultants and contractors costs increased $20 million and $25 million for the fiscal years ended March 31, 2008 and 2007, respectively. The increase in consultants and contractor costs is partially due to increased tree trimming costs associated with Niagara Mohawk’s reliability improvement program. Also, Niagara Mohawk has been utilizing more external vendors in response to merger integration initiatives.

In connection with National Grid plc’s acquisition of KeySpan, which was completed on August 24, 2007, National Grid plc and KeySpan offered certain non-union employees VERO packages in June 2007 in an effort to achieve necessary staff reduction through voluntary means. Of the 560 enrolled in the VERO, 45 were Niagara Mohawk’s employees. Employees enrolled in the early retirement program will retire between October 1, 2007 and October 1, 2010. Niagara Mohawk’s share of the cost of the VERO program is expected to be $37 million, which includes VERO costs allocated from affiliates. Niagara Mohawk recorded $12 million of expense for the fiscal year ended March 31, 2008, for program participants who retired as of April 1, 2008. The remaining $25 million will be expensed through October 1, 2010 as the program participants retire.
Energy management assessments represent amounts assessed by the New York State Energy Research Development Agency for state-wide renewable energy initiatives and electric system benefit programs. Any increases or decreases in these assessments result in an offsetting adjustment to revenues.
Niagara Mohawk is allowed to recover from customers the costs of major storms in which the costs and (or) number of customers affected exceed certain specific thresholds. Non-recoverable storm costs are composed of: (1) the first $8 million of costs, cumulatively, associated with major storms, and (2) the costs of each storm thereafter that do not qualify as a major storm as defined in Niagara Mohawk’s rate plan. The decrease in storm costs in the current year compared to prior year was due to a storm in fiscal year 2007, where Niagara Mohawk suffered the most significant storm damage it had experienced in western New York since Niagara Mohawk began serving the area more than 100 years ago, and a decrease in non-major storm costs.
Uninsured claims and damages decreased $4 million for the fiscal year ended March 31, 2008 compared to the same period in the prior fiscal year due to a decrease in new claims. Uninsured claims and damages increased $6 million for the fiscal year ended March 31, 2007 compared to the same period in the prior fiscal year primarily due to an increase in new cases and an increased reserve for existing cases.
Service quality penalties have increased during the fiscal years ended March 31, 2008 and 2007 due to the accrual of potential penalties associated with failing to achieve electric reliability measures. Service quality penalties are described in Note B — Rate and Regulatory Issues. Niagara Mohawk missed targets for reliability in fiscal years ended March 31, 2008 and 2007, resulting in increased penalties of $3 million and $2 million, respectively.
In fiscal year 2007, Niagara Mohawk incurred a pension settlement loss of $25 million. Niagara Mohawk reached settlement with Staff to recover 50% of the pension settlement loss of $25 million recorded in fiscal year 2007 and approval to recover 50% of the $21 million pension settlement loss recorded in fiscal year 2004. This resulted in a $2 million net pension settlement loss recorded for the fiscal year ended March 31, 2007. There was no comparable adjustment in the current fiscal year resulting in a decrease of $1 million.
Depreciation and amortization expense increased $8 million and $6 million for the fiscal years ended March 31, 2008 and 2007, compared to the same period in the prior fiscal years. Increases were due to additional capital projects that were placed in service in each of the fiscal years.
Amortization of stranded costs and rate plan deferrals increased $72 million and $150 million for the fiscal years ended March 31, 2008 and March 31, 2007, respectively, from the same period in the prior fiscal years. This increase is due to an increase in stranded cost amortization of $41 million and increased amortization of the MRP deferrals of $31 million. Niagara Mohawk records an equal amount of amortization expense to offset the increase in electric revenues. Also under the MRP, the stranded investment regulatory asset is amortized unevenly at levels that increase over the ten-year term of the plan ending December 31, 2011. The change in the amortization of stranded costs and deferral accounts is included in Niagara Mohawk’s rates and does not impact net income. See Note B — Rate and Regulatory Issues for a further discussion of MRP deferrals and the ratemaking treatment related to this stranded cost regulatory asset.
Other taxes decreased $5 million for the fiscal year ended March 31, 2008 compared to the same period in the prior fiscal year. This decrease is primarily due to the fact that Niagara Mohawk has implemented an aggressive program to reduce and control its property tax liability. Niagara Mohawk annually reviews all of its values and takes the necessary steps in order to ensure its property is equitably and fairly assessed and has instituted various tax mitigation strategies in its efforts to control the property tax liability.
Other taxes increased $1 million for the fiscal year ended March 31, 2007 compared to the same period in the prior fiscal year. The increase was a result of a $10 million increase in gross receipts tax due to a large decrease in the Power for Jobs tax credit partially offset by a $5 million decrease in property taxes due to reductions in the assessed value of relevant properties, as well as decreases in franchise tax and payroll taxes.
Income taxes decreased $29 million for the fiscal year ended March 31, 2008 compared to the same period in the prior fiscal year. The decrease was primarily due to prior period adjustments of $8 million, intercompany tax sharing of $10 million and lower pre-tax income.
Income taxes decreased $69 million for the fiscal year ended March 31, 2007 compared to the same period in the prior fiscal year primarily due to lower book pre-tax income partially offset by an $8 million charge related to prior years’ tax return true-ups and settlement of tax audits.
OTHER INCOME (DEDUCTIONS), INTEREST AND PREFERRED DIVIDENDS
Other income (deductions) resulted in an increase to earnings of $2 million for the fiscal year ended March 31, 2008 compared to the same period in the prior fiscal year. This increase was primarily due to lower management compensation plan expenses partially offset by the tax associated with these charges.
Other income (deductions) resulted in an increase to earnings of $3 million for the fiscal year ended March 31, 2007 compared to the same period in the prior fiscal year. This was due to a write off of an interconnection arrangement project in fiscal year 2006 with no similar write off in fiscal year 2007.
Interest charges decreased $15 million for the fiscal year ended March 31, 2008, compared to the same period in the prior fiscal year. Interest on debt decreased due to debt maturities during fiscal year 2008. This decrease was partially offset by other interest, which increased due to the adoption of FIN 48 during fiscal 2008 (see Note G-Income Taxes) and interest associated with a recent order from the FERC related to certain transmission interconnection contracts.
Interest charges decreased $11 million for the fiscal year ended March 31, 2007 from the prior fiscal year. The decrease is primarily due to scheduled repayments of long-term debt being replaced with affiliated company debt with lower interest rates. This was partially offset by increased interest charges due to increased short term debt at higher interest rates as well as higher interest rates on the tax-exempt variable rate debt.
EFFECTS OF CHANGING PRICES
Niagara Mohawk’s financial results and financial position are impacted by inflation because of the amount of capital it typically needs and because its prices are regulated using a rate-base methodology that reflects the historical cost of utility plant.
Niagara Mohawk’s financial statements are based on historical events and transactions. The effects of inflation on most utilities, including Niagara Mohawk, are most significant in the areas of depreciation and utility plant. In addition, Niagara Mohawk would not replace these assets with identical assets because of technological advances and competitive and regulatory changes that have occurred. In light of these considerations, the depreciation charges in operating expenses do not reflect the cost of providing service if new facilities were installed. See “Long — Term Outlook” under “Liquidity and Capital Resources” below for a discussion of Niagara Mohawk’s future capital requirements.
LIQUIDITY AND CAPITAL RESOURCES
Short-Term Outlook: At March 31, 2008, Niagara Mohawk’s principal sources of liquidity included cash and cash equivalents of $20 million and accounts receivable of $649 million. Niagara Mohawk has a negative working capital balance of $487 million primarily due to $600 million of long-term debt due within one year and short-term debt due to affiliates of $292.
At March 31, 2007, Niagara Mohawk’s principal sources of liquidity included cash and cash equivalents of $16 million and accounts receivable of $671 million. Niagara Mohawk had a negative working capital balance of $195 million primarily due to $200 million of long-term debt due within one year and short-term debt due to affiliates of $395 million.
Cash is being generated from sales (via electric rates) to offset stranded cost amortization (non-cash expense). This excess cash is used to repay debt and for other operating needs. As discussed below, Niagara Mohawk believes it has sufficient cash flow and borrowing capacity to fund working capital deficits as necessary in the near term.
Net cash provided by operating activities were $667 million for the fiscal year ended March 31, 2008. The primary activities affecting operating cash flows are:
•	Depreciation and amortization of $217 million.
•	Amortization of stranded costs and rate plan deferrals of $489 million in accordance with the MRP.
•	Net income of $203 million
•	Decrease in accounts receivable of $22 million.
These were partially offset by:
•	Increase in pension and postretirement benefits of $284 million.
Net cash provided by operating activities were $774 million for the fiscal year ended March 31, 2007. The primary activities affecting operating cash flows are:
•	Depreciation and amortization of $210 million.
•	Amortization of stranded costs and rate plan deferrals of $417 million in accordance with the MRP.
•	Increase in accounts payable and accrued expenses of $67 million.
•	Provision for deferred income taxes of $148 million.
•	Net income of $190 million.
These were partially offset by:
•	Increase in pension and other postretirement benefits of $100 million.
•	Change in interest and taxes of $160 million.
Net cash used in investing activities was $346 million for the fiscal year ended March 31, 2008 compared to $308 million during the same period in the prior fiscal year. This was primarily a result of an increase in construction additions of $379 million in the current fiscal year compared to $339 million in the prior fiscal year. This was partially offset by decreases in restricted cash and other investing activities during the fiscal year ended March 31, 2008 compared to the same period in the prior fiscal year.
Niagara Mohawk’s net cash used in investing activities was $308 million for the fiscal year ended March 31, 2007 compared to $379 million during the same period in the prior fiscal year. This decrease was primarily a result of decreased restricted cash due to equity in hedge accounts related to the change in the underlying commodity price.
Net cash used in financing activities was $318 million for the fiscal year ended March 31, 2008 compared with $460 million during the same period in the prior fiscal year. The decreased use in financing activities was primarily due to lower long-term debt repayment of $200 million at March 31, 2008 compared to $275 million at March 31, 2007. Also contributing to the decrease was lower repayments of short-term debt from affiliates and a redemption of preferred stock of $12 million at March 31, 2008 with no comparable repurchase in March 31, 2007.
Niagara Mohawk’s net cash used in financing activities was $460 million for the fiscal year ended March 31, 2007 compared with $374 million during the same period in the prior fiscal year. This increase in the use of cash resulted primarily from the pay down of short-term debt to affiliates in the current year of $184 million and a decrease in borrowings of $178 million. This was offset by a decrease in the pay down of long term debt of $275 million.

Long-Term Outlook: Niagara Mohawk’s total capital requirements consist of amounts for its construction program, electricity and gas purchases, working capital needs and maturing debt issues. Generally construction expenditure levels are consistent from year to year. However, Niagara Mohawk has undertaken a Reliability Enhancement Program to improve performance and reliability.
Niagara Mohawk’s long-term debt due within one year is $600 million at March 31, 2008. In addition, construction expenditures planned within one year are estimated to be approximately $454 million. These capital requirements are planned to be financed primarily from internally generated funds and borrowings from other National Grid companies through the intercompany money pool.
The following table summarizes long-term contractual cash obligations of Niagara Mohawk:

		Contractual obligations due in
		Less than	1 - 3	4 - 5
(In millions of dollars)	Total	one year	years	years	Thereafter

Long-term debt	$2,449	$600	$700	$500	$649
Short-term debt due to affiliates (a)	292	292	n/a	n/a	n/a
Interest on long-term debt (b)	493	52	58	59	324
Electric purchase power commitments	3,510	457	654	400	1,999
Gas supply commitments	802	272	466	61	3
Derivative swap commitments (c)	51	51	n/a	n/a	n/a
Construction expenditures (d)	454	454	n/a	n/a	n/a
Expected contributions — pension and PBOP (e)	255	255	n/a	n/a	n/a

Total contractual cash obligations	$8,306	$2,433	$1,878	$1,020	$2,975

(a)	Classified as a current liability because all borrowings are payable on demand.

(b)	Forecasted and actual amounts could differ due to changes in market conditions.

Amounts beyond 5 years are not forecasted and, therefore, are not included.

(c)	Forecasted and actual amounts could differ due to changes in market conditions.

(d)	Represents budgeted amounts for which substantial commitments have been made.

Amounts beyond 1 year are not considered contractual obligations and are therefore not included.

(e)	Represents expected company contributions.
Niagara Mohawk has a reserve for environmental contingencies (as disclosed in Note D — Commitments and Contingencies) that are not included in the table above.
See Note D — Commitments and Contingencies, for a detailed discussion of the electric purchase power commitments and the gas supply, storage and pipeline commitments, Note K — Derivatives and Hedging Activities for a detailed discussion of IPP and fossil/hydro swaps and Note E — Long-Term Debt for a detailed discussion of mandatory debt repayments.
Niagara Mohawk also has the ability to issue first mortgage bonds to the extent that there have been maturities or early redemptions of them since June 30, 1998. Through March 31, 2008, Niagara Mohawk had approximately $2.4 billion in such first mortgage bond maturities and early redemptions.